Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

THIS DOCUMENT INCLUDES A PROPOSAL WHICH, IF IMPLEMENTED, WILL RESULT IN THE DELISTING OF THE AMERICAN DEPOSITARY SHARES, EACH REPRESENTING FIVE ORDINARY SHARES IN SUMMIT THERAPEUTICS PLC (INCORPORATED IN ENGLAND AND WALES) (THE “OLD SUMMIT ADSs”) FROM THE NASDAQ GLOBAL MARKET AND THE LISTING OF THE SHARES OF COMMON STOCK OF SUMMIT THERAPEUTICS INC. (INCORPORATED IN DELAWARE) (THE “NEW SUMMIT SHARES”) ON THE NASDAQ GLOBAL MARKET.

THIS DOCUMENT IS NOT A PROSPECTUS OR PROSPECTUS EQUIVALENT DOCUMENT.

Part 2 of this document comprises an explanatory statement in compliance with section 897 of the Companies Act 2006. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom, or other appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom.

If you have sold or otherwise transferred all of your Old Summit Shares, please forward this document and the accompanying reply paid envelope (but excluding any personalised Forms of Proxy) as soon as possible to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws in such jurisdiction. If you have sold or transferred part of your holding of Old Summit Shares, please consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

The distribution of this document into jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this document comes should inform themselves about, and observe, any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Summit Therapeutics plc

(incorporated in England and Wales with registered number 05197494)

Recommended proposals for the introduction of a new US-incorporated holding company to be effected by means of a Scheme of Arrangement under Part 26 of the Companies Act 2006

Old Summit Shareholders and/or Old Summit ADS holders should read carefully the whole of this document, the information incorporated by reference into this document and the accompanying Forms of Proxy. This document is also available on the website of Old Summit at www.summitplc.com. Your attention is drawn to the letter from the Executive Chairman and Chief Executive Officer of Old Summit in Part 1 of this document which contains the unanimous recommendation of the Old Summit Directors that you vote in favour of the Scheme at the Court Meeting and the Resolutions to be proposed at the General Meeting. A statement explaining the Scheme in greater detail, which constitutes an explanatory statement in compliance with section 897 of the Companies Act 2006, appears in Part 2 of this document.

The action to be taken in respect of the Meetings is set out in paragraph 19 of Part 2 of this document. Old Summit Shareholders will find enclosed with this document a BLUE Form of Proxy for use in connection with the Court Meeting, and a WHITE Form of Proxy for use in connection with the General Meeting.

Please complete and sign both of the enclosed Forms of Proxy in accordance with the instructions printed on them and return them to Link Asset Services as soon as possible and, in any event, so as to be received at least 48 hours before the time appointed for the relevant Meeting (excluding any part of a day that is not a Business Day). Forms of Proxy returned by fax will not be accepted.

As an alternative to completing the hard copy Forms of Proxy, you can appoint a proxy electronically by visiting www.signalshares.com. You will be asked to enter your Investor Code shown on your share certificate and agree to certain terms and conditions. For an electronic proxy appointment to be valid, your appointment must be received by Link Asset Services not less than 48 hours before the time appointed for holding the relevant Meeting (excluding any part of a day that is not a Business Day).

CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic appointment service, may do so for the Meetings and any adjournment(s) thereof by utilising the procedures described in the “CREST Reference Manual” issued by Euroclear UK & Ireland Limited (the “CREST Manual”). CREST personal members or other CREST sponsored members and those CREST members who have appointed (a) voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In light of the ongoing COVID-19 pandemic and associated difficulties with the holding of physical shareholder meetings, as permitted by the Corporate Insolvency and Governance Act 2020, the Meetings will be held by telephone. The Company will be providing a listen-only conference call facility to enable Old Summit Shareholders to follow proceedings of the Meetings remotely. All Old Summit Shareholders are encouraged to use this facility and to follow proceedings of the Meetings in real time if they wish to do so. Any Old Summit Shareholder who wishes to listen to the Meetings by such means should contact the Company prior to the day of the Meetings via email at investors@summitplc.com (including their Investor Code) in order to request dial-in details. Old Summit Shareholders using the conference call facility will not be able to vote or ask questions using this service. Accordingly, if Old Summit Shareholders wish to have their vote counted at the Meetings, they must vote by submitting their Forms of Proxy or appointing their proxy electronically (as the case may be) by the relevant time. The Meetings will end immediately after the formal business. You are therefore strongly urged to return your Forms of Proxy or appoint your proxy electronically (as the case may be), appointing the chairman of the relevant Meeting as your proxy by the relevant time. Unless the Forms of Proxy are returned by the relevant time, they will be invalid and your vote will not be counted.

If you have any questions relating to this document or the completion and return of the Forms of Proxy, please call Link Asset Services on 0371 664 0321. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the United Kingdom will be charged at the applicable international rate. The helpline is open between 9.00 a.m. – 5.30 p.m., Monday to Friday excluding public holidays in England and Wales. Please note that Link Asset Services cannot provide any financial, legal or tax advice and calls may be recorded and monitored for security and training purposes.

Registered holders of Old Summit ADSs as at the ADS Voting Record Time will be contacted by The Bank of New York Mellon as depositary for the Old Summit ADSs (the “Depositary”) with guidelines on how to provide voting instructions to the Depositary with respect to the Old Summit ADSs. In order to vote, holders of Old Summit ADSs are required to follow the voting instructions and to meet the deadlines provided by the Depositary. Persons that hold Old Summit ADSs in accounts with brokers or other securities intermediaries as at the ADS Voting Record Time should follow the instructions provided by their brokers or other securities intermediaries.

Upon effectiveness of the Scheme, it is expected that the Old Summit ADSs will be delisted and the New Summit Shares will be listed on the Nasdaq Global Market, and trading in them will commence on the Nasdaq Global Market at the opening of business (New York time) on 21 September 2020.

NO NEW SUMMIT SHARES HAVE BEEN MARKETED TO, NOR ARE ANY NEW SUMMIT SHARES AVAILABLE FOR PURCHASE BY, THE PUBLIC IN THE UNITED KINGDOM OR ELSEWHERE IN CONNECTION WITH THE INTRODUCTION OF THE NEW SUMMIT SHARES TO THE NASDAQ GLOBAL MARKET.

THIS DOCUMENT DOES NOT CONSTITUTE AN INVITATION OR OFFER TO SELL OR EXCHANGE OR THE SOLICITATION OF AN INVITATION OR OFFER TO BUY OR EXCHANGE ANY SECURITY OR TO BECOME A STOCKHOLDER OF NEW SUMMIT. NONE OF THE SECURITIES REFERRED TO IN THIS DOCUMENT SHALL BE SOLD, ISSUED, EXCHANGED OR TRANSFERRED IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAWS.

OVERSEAS SHAREHOLDERS

The release, publication or distribution of this document in certain jurisdictions may be restricted by law. Persons who are not resident in the United Kingdom or who are subject to the laws and/or regulations of another jurisdiction should inform themselves of, and should observe, any applicable requirements. Any failure to comply with these requirements may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Proposals disclaim any responsibility or liability for the violation of such requirements by any person.

Unless otherwise permitted by applicable law and regulation, this document (and the matters referred to herein) will not be made available, directly or indirectly, in, into or from a jurisdiction where to do so would violate the laws in that jurisdiction, and no person may vote in favour of the Proposals by any such use, means, instrumentality or form within any jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this document and all documents relating to the Proposals are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this document and all documents relating to the Proposals (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions where to do so would violate the laws in that jurisdiction. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this document and/or any other related document to any jurisdiction outside the UK should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The availability of this document to Old Summit Shareholders and/or Old Summit ADS holders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident (including affecting the ability of such Old Summit Shareholders to vote their Old Summit Shares and/or Old Summit ADS holders to vote their Old Summit ADSs with respect to the Scheme and the Proposals at the Meetings, or to execute and deliver Forms of Proxy appointing another to vote at the Meetings on their behalf). Persons who are not resident in the United Kingdom or who are subject to the laws and/or regulations of another jurisdiction should inform themselves of, and should observe, any applicable requirements.

Overseas Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances.

INFORMATION FOR UNITED STATES SHAREHOLDERS

The cancellation of the Scheme Shares and the allotment and issue of the New Summit Shares relate to shares of a UK company and a US company respectively and are proposed to be effected by means of a scheme of arrangement under the laws of England and Wales. A transaction effected by means of a scheme of arrangement is not subject to proxy solicitation or tender offer rules under the US Securities Exchange Act of 1934, as amended (the “US Exchange Act”). Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US proxy solicitation or tender offer rules under the US Exchange Act.

The New Summit Shares will not be registered under the US Securities Act of 1933, as amended (the “US Securities Act”), or under the securities laws of any state or other jurisdiction of the United States. Accordingly, the New Summit Shares may not be offered, sold, resold, delivered, distributed or otherwise transferred, directly or indirectly, in or into the United States absent registration under the US Securities Act or pursuant to an exemption therefrom. The New Summit Shares are expected to be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. Shareholders who are affiliates of New Summit after the Scheme becomes Effective will be subject to certain US transfer restrictions relating to the New Summit Shares received in connection with the Scheme. Shareholders who are not affiliates of New Summit after the Scheme becomes Effective may resell their New Summit Shares without restriction under the US Securities Act.

For the purposes of qualifying for the exemption from the registration requirements of the US Securities Act afforded by Section 3(a)(10), Old Summit will advise the Court through counsel that its sanctioning of the Scheme will be relied upon by New Summit as an approval of the Scheme following a hearing on its fairness to Old Summit Shareholders at which hearing all such Old Summit Shareholders will be entitled to attend themselves or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been or will be given to all such Old Summit Shareholders. In light of the ongoing COVID-19 pandemic, the Court Hearing is likely to be conducted via Skype. If you are interested in attending the Court Hearing via Skype, you are directed to the Business and Property Courts Rolls Building Cause List at justice.gov.uk for details of how to do so. The time of the Court Hearing and information on how to attend will be updated on the Court’s website after 4.30 p.m. on the Business Day before the Court Hearing.

It may be difficult for US Shareholders and US holders of Old Summit ADSs to enforce their rights and claims arising out of the US federal securities laws, since Old Summit is located in a country other than the United States. US Shareholders may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.

None of the securities referred to in this document has been approved or disapproved by the SEC, any state securities commission in the United States or any other US regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offence in the United States.

US Shareholders and US holders of Old Summit ADSs should note that no appraisal or similar rights of dissenting shareholders are to apply in connection with the Scheme as none are required as a matter of English law.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains statements about Old Summit and New Summit that are or may be forward-looking statements. All statements other than statements of historical facts included in this document may be forward-looking statements. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “anticipates”, “estimates”, “projects” or words or terms of similar substance or the negative thereof, are forward-looking statements. Forward-looking statements include statements relating to the following: (i) expectations with respect to the timetable for completing the Scheme; (ii) potential benefits of the Scheme; (iii) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (iv) business and management strategies and the expansion and growth of Old Summit or New Summit’s operations; and (v) the effects of Government regulation on Old Summit or New Summit’s business.

Such forward-looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements, including the factors discussed in the “Risk Factors” section of filings that Old Summit makes with the SEC, including its Transition Report on Form 20-F for the transition period from 1 February 2019 to 31 December 2019. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Old Summit and New Summit disclaim any obligation to update any forward-looking or other statements contained herein, except as required by applicable law. Nothing in this document has been reviewed by the auditors of Old Summit or New Summit. All subsequent oral or written forward-looking statements attributable to Old Summit or New Summit or any of their respective members, directors, officers or employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this document.

Save as required by the requirements of the US Securities Act, the US Exchange Act and any other applicable US state or federal securities laws or pursuant to the rules of the Nasdaq Global Market or applicable law, neither Old Summit nor New Summit undertakes any obligation to publicly release the results of any revisions to any forward-looking statements in this document that may occur due to any change in the Board’s expectations or to reflect events or circumstances after the date of this document.

ROUNDING

Certain figures included in this document have been subjected to rounding adjustments.

DATE

This document is published on 27 July 2020.

DIRECTORS, SECRETARY AND ADVISERS

Directors

Robert W. Duggan, Executive Chairman and Chief Executive Officer

Ramses Erdtmann, Non-Executive Director

Ujwala Mahatme, Non-Executive Director

Manmeet Soni, Non-Executive Director

Dr Ventzislav Stefanov, Executive Director

Company Secretary	Hugh O’Neill

Registered Office of Old Summit	136a Eastern Avenue Milton Park, Abingdon Oxfordshire United Kingdom, OX14 4SB

Registered Office of New Summit	Corporation Trust Center 1209 Orange Street Wilmington, DE 19801 United States of America

Website	www.summitplc.com

Legal advisers to Old Summit and New Summit as to English Law	CMS Cameron McKenna Nabarro Olswang LLP Cannon Place 78 Cannon Street London EC4N 6AF

Legal Advisers to Old Summit and New Summit as to US Law	Wilmer Cutler Pickering Hale and Dorr LLP 7 World Trade Center 250 Greenwich Street New York, NY 10007 United States of America

Registrars to Old Summit	Link Asset Services The Registry 34 Beckenham Road Beckenham BR3 4TU

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

All references to times in the timetable below are to London (UK) times unless stated otherwise.

Event	Time and/or Date

ADS Voting Record Time	20 July 2020

Publication of this document	27 July 2020

Latest date for receipt of voting instructions from holders of Old Summit ADSs for the:

Court Meeting	11 August 2020[1]

General Meeting	11 August 2020[1]

Latest time and date for receipt of Forms of Proxy and electronic proxy instructions for the:

Court Meeting (BLUE Form of Proxy)	1.30 p.m. on 17 August 2020[2]

General Meeting (WHITE Form of Proxy)	1.40 p.m. on 17 August 2020[3]

Record time for entitlement to vote at the Court Meeting and the General Meeting	1.30 p.m. on 17 August 2020[4]

Court Meeting	1.30 p.m. on 19 August 2020

General Meeting	1.40 p.m. on 19 August 2020[5]

[1]

Holders of Old Summit ADSs will be contacted by the Depositary with guidelines on how to provide voting instructions to the Depositary with respect to the Old Summit ADSs. In order to vote, holders of Old Summit ADSs are required to follow the voting instructions and to meet the deadlines provided by the Depositary.

[2]

It is requested that BLUE Forms of Proxy for the Court Meeting be lodged at least 48 hours prior to the time appointed for the Court Meeting. Please see “Action to be taken” in paragraph 19 of Part 2 of this document.

[3]

It is requested that WHITE Forms of Proxy for the General Meeting be lodged at least 48 hours prior to the time appointed for the General Meeting. Please see “Action to be taken” in paragraph 19 of Part 2 of this document.

[4]

If either the Court Meeting or the General Meeting is adjourned, the Voting Record Time for the relevant adjourned Meeting will be 1.30 p.m. on the day which is two days before the date set for such adjourned Meeting (excluding any part of a day that is not a Business Day).

[5]	The General Meeting will commence at 1.40 p.m. on the day of the Court Meeting or as soon thereafter as the Court Meeting shall have concluded or been adjourned.

The following times and dates are indicative only and are subject to change6

Advertise Old Summit Reduction of Capital confirmation hearing	28 August 2020

Court Hearing and Old Summit Reduction of Capital confirmation hearing	16 September 2020

Last day for registration of transfers of, and disablement of CREST for, Old Summit Shares	17 September 2020

Last day of dealings in, and for registration of transfers of Old Summit ADSs	17 September 2020

Scheme Record Time	close of business on 17 September 2020

Effective Date of the Scheme and the Old Summit Reduction of Capital (New Summit becomes the holding company of Old Summit)	18 September 2020

Cancellation of listing of Old Summit ADSs on the Nasdaq Global Market	9.30 a.m. (New York time) on 21 September 2020

Commencement of trading in the New Summit Shares on the Nasdaq Global Market	9.30 a.m. (New York time) on 21 September 2020

[6]

These times and dates are indicative only and may be subject to change by Old Summit, in which event details of the new times and dates will be notified to Old Summit Shareholders by announcement via Old Summit’s website at www.summitplc.com. All Scheme Shareholders whose names appear on the register at the Voting Record Time have the right to attend the Court Hearing. In light of the ongoing COVID-19 pandemic, the Court Hearing is likely to be conducted via Skype. If you are interested in attending the Court Hearing via Skype, you are directed to the Business and Property Courts Rolls Building Cause List at justice.gov.uk for details of how to do so. The time of the Court Hearing and information on how to attend will be updated on the Court’s website after 4.30 p.m. on the Business Day before the Court Hearing.

PART 1

LETTER FROM THE EXECUTIVE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Summit Therapeutics plc

(Registered in England and Wales Registered No. 05197494)

Directors:	Registered Office:
Robert W. Duggan (Executive Chairman and Chief Executive Officer)	136a Eastern Avenue
Ramses Erdtmann (Non-Executive Director)	Milton Park, Abingdon
Ujwala Mahatme (Non-Executive Director)	Oxfordshire
Manmeet Soni (Non-Executive Director)	United Kingdom
Dr Ventzislav Stefanov (Executive Director)	OX14 4SB

27 July 2020

To the holders of Old Summit Shares, holders of Old Summit ADSs and, for information only, to the holders of options and awards granted under the Old Summit Share Plans and the holders of the Old Summit Warrants

Dear Shareholder,

Recommended proposals relating to the introduction of a new US-incorporated holding company to be effected by means of a Scheme of Arrangement under Part 26 of the

Companies Act 2006

1.	Introduction

On 16 July 2020, Summit Therapeutics plc (incorporated in England and Wales) (“Old Summit”) announced its intention to put in place a new US-incorporated and domiciled holding company of the Summit Group, to be effected by way of a Court approved scheme of arrangement under sections 895 to 899 of the Companies Act (the “Scheme”), including a capital reduction. The new holding company, Summit Therapeutics Inc., is incorporated in Delaware (“New Summit”) and an application will be made, subject to the Scheme becoming Effective, for its shares of common stock to be listed on the Nasdaq Global Market. It is also intended that the Old Summit ADSs are delisted from the Nasdaq Global Market, Old Summit is re-registered as a private company and Old Summit will be renamed Summit Therapeutics Limited.

Under the Scheme, Old Summit Shareholders at the Scheme Record Time will receive, in exchange for their Old Summit Shares, New Summit Shares on the following basis:

for every five Old Summit Shares	one New Summit Share

which will result in Old Summit Shareholders holding New Summit Shares in the same proportions (save for fractional entitlements) in which they hold Old Summit Shares (or such number of Old Summit Shares as is represented by the number of Old Summit ADSs held by them) immediately prior to the Scheme Effective Date. Upon the Scheme becoming Effective, Old Summit will be a wholly-owned subsidiary of New Summit.

Old Summit Shares held in uncertificated form will be disabled in CREST on the Scheme Effective Date. Unlike Old Summit Shares, New Summit Shares are not capable of being held, transferred or settled directly through the CREST settlement system. A Scheme Shareholder who holds Scheme Shares in uncertificated form through CREST (directly or through a broker or other nominee with a CREST account) immediately prior to the Scheme Record Time will be issued New Summit Shares in the manner set out in paragraph 14 of Part 2 of this document.

Upon the Scheme becoming Effective, the existing Old Summit Shares underlying each Old Summit ADS will be cancelled and the New Summit Shares issued in exchange will be registered in the name of the

Depositary. Persons registered as holding Old Summit ADSs at the effective date set by the Depositary will be entitled to receive one New Summit Share for every five underlying Old Summit Shares. Further details of the settlement process for holders of Old Summit ADSs is set out in paragraph 14 of Part 2 of this document.

Fractional entitlements of New Summit Shares shall not be issued and to the extent Old Summit Shareholders are entitled to fractional New Summit Shares, those fractional entitlements will be aggregated and sold in the market and the net proceeds of sale distributed pro rata to the Old Summit Shareholders entitled to them. Such payment will be made by way of cheque in pounds sterling, the applicable proceeds having been converted from US dollars at a prevailing exchange rate.

Accordingly, immediately upon the Scheme becoming Effective, a New Summit Shareholder will have the same proportionate interest in New Summit (save for fractional entitlements) as they have in Old Summit immediately prior to the Scheme Effective Date.

The Summit Group will have the same business and operations immediately after the Scheme Effective Date as Old Summit has immediately before the Scheme Effective Date.

The assets and liabilities of the Summit Group immediately after the Scheme Effective Date will not differ from the assets and liabilities of Old Summit before the Scheme Effective Date, save that New Summit will hold all of the ordinary shares then in issue in Old Summit.

A number of differences exist between the Old Summit Articles and the New Summit Certificate of Incorporation and the New Summit Bylaws, arising as a consequence of New Summit being a company incorporated in Delaware and not in England and Wales (which means that New Summit will be subject to the laws of Delaware).

A summary of the principal differences between the rights of the Old Summit Shareholders and New Summit Shareholders is contained in paragraph 1 of Part 3 of this document.

The purpose of this document is to explain the Proposals to you and why the Old Summit Directors consider the Proposals to be in the best interests of Old Summit and its shareholders as a whole.

The Old Summit Directors are unanimously recommending that you vote in favour of the Proposals as they intend to do in respect of their aggregate shareholdings in Old Summit representing 62.8 per cent. of the total voting rights in Old Summit as at the Latest Practicable Date.

A summary of the action recommended to be taken is set out in paragraph 5 of this Part and on the Forms of Proxy.

Old Summit Shareholders should read the whole of this document and not only rely on the summarised information set out in this letter. Old Summit Shareholders will find definitions for capitalised terms used in this letter and the rest of this document in Part 7 of this document.

2.	Background to and reasons for the Proposals

Old Summit is a biopharmaceutical company focussed on the discovery, development and commercialisation of novel antibiotics for the treatment of serious infectious diseases. Old Summit’s most advanced product candidate is ridinilazole (formerly SMT19969), an orally administered small molecule antibiotic for the potential front-line treatment of infections caused by the bacteria, Clostridioides difficile or C. difficile. Ridinilazole is currently being evaluated in a global Phase 3 clinical trial programme called Ri-CoDIFy that has been designed to support potential adoption of ridinilazole as the new standard of care treatment for C. difficile infection (“CDI”).

Old Summit is also developing a pipeline of new classes of antibiotics using its proprietary Discuva Platform. The Discuva Platform is utilised from discovery through the selection of optimised clinical candidates. Old Summit believes that the Discuva Platform has the potential to deliver antibiotics with new mechanisms of action, a targeted spectrum of activity and a low likelihood of developing drug resistance. Old Summit is currently developing early-stage programmes targeting infections caused by the bacteria Enterobacteriaceae and Neisseria gonorrhoeae.

Old Summit was incorporated as a public limited company under the laws of England and Wales in 2004.

In recent years however, Old Summit’s business operations have increasingly focussed on the United States, one of the world’s most important pharmaceutical markets. This is evidenced by the location of the trading on the public equity markets of Old Summit ADSs, its growing physical presence in the United States, the location of its central management and control and its emerging commercial strategy for marketing its investigational antibiotic therapies.

(i)	Trading of Shares Solely on the Nasdaq Global Market

Old Summit became a publicly listed company in the United Kingdom in October 2014 following the commencement of trading of Old Summit Shares on the AIM market of the London Stock Exchange. In March 2015, Old Summit completed its initial public offering of ADSs on the Nasdaq Global Market, with one Old Summit ADS representing five Old Summit Shares. In February 2020, Old Summit cancelled the admission of its Old Summit Shares to trading on AIM meaning that Old Summit Shares are now traded exclusively on the Nasdaq Global Market in the form of the Old Summit ADSs.

(ii)	Growth of Operations in the United States

Since Old Summit was incorporated, its principal office has been in Oxfordshire, United Kingdom. Over recent years, the business has increasingly focussed its operations on the United States. In 2014, physical operations in the United States were established following the opening of an office in Cambridge, Massachusetts. The operations of Old Summit in the United States are conducted through its wholly-owned subsidiary, Summit Therapeutics Sub Inc (formerly Summit Therapeutics Inc.), which was incorporated in Delaware in 2014. The workforce of Old Summit in the United States provides support across a range of business functions including clinical operations, regulatory development, commercial, finance and investor relations.

(iii)	Transition of Central Management and Control to the United States

In December 2019, Old Summit’s place of central management and control moved from the United Kingdom to the United States following a restructuring of the Board. Specifically, four new non-executive directors were appointed, including Mr Robert Duggan, the principal shareholder of Old Summit who is based in the United States, to replace the three previous non-executive directors. This resulted in the majority of the Board residing in the United States. In April 2020, Mr Duggan was appointed to the role of Executive Chairman and Chief Executive Officer and an additional United States based non-executive director was appointed. As of June 2020, one of the four new non-executive directors appointed in December 2019 no longer serves on the Board. In July an additional non-executive director was appointed.

During the first half of 2020 the executive management of Old Summit transitioned from being based in the United Kingdom to the majority of roles now being based in the United States, including the positions of Chief Executive Officer and Chief Financial Officer.

(iv)	United States Focussed Commercial Strategy

Old Summit holds exclusive commercialisation rights for ridinilazole for all indications in the United States. If ridinilazole receives marketing approval from the US regulatory authority, the US Food and Drug Administration, Old Summit plans to commercialise it in the United States with its own focussed, specialised sales force. Old Summit retains exclusive commercial rights in other territories, including Europe and Asia, and has granted exclusive rights to commercialise ridinilazole in certain countries in South America, Central America and the Caribbean to Eurofarma Laboratorios.

The Board expects its US business operations will continue to expand as it prepares for the potential commercial launch of ridinilazole for the treatment of CDI in the US. The Board believes that Old Summit redomiciling as described within this document will enable the business to execute on its business strategy more effectively for the benefit of all stakeholders for the following reasons:

•

To enhance attractiveness of the Company to US investors. A Delaware incorporated company governed by US securities laws and corporate governance practices is expected to be more attractive to US specialist healthcare and generalist investors. This has the potential to provide the Company with greater access to the US equity markets and potential to increase liquidity in the trading of the Company’s shares.

•

To raise capital more efficiently from the US equity markets. As a Delaware incorporated company, New Summit is expected to be able to raise capital from the US equity markets in a more efficient and timely manner. UK incorporated companies are governed by the Companies Act, which contains certain statutory provisions connected to the issuance of new shares including the need to get shareholder approval in advance. Such provisions will not apply to New Summit as a Delaware incorporated company.

•

Attract and retain key personnel. Old Summit operates in a highly competitive market. The Board believes that as a Delaware incorporated company adopting US governance and compensation practices, New Summit will have greater flexibility in being able to offer attractive incentivisation packages more typically found in the biopharmaceutical sector. This will leave New Summit better placed to attract and retain the key personnel and board representatives required to execute the Company’s business strategy.

•

Align New Summit’s legal framework with the jurisdiction of the Summit Group’s strategic and operational focus. Old Summit is focussed on the commercialisation of ridinilazole in the United States and is operating with its centre of management control in the United States. As described above, the Company expects to expand its operations within the United States in preparation for the potential commercial launch of ridinilazole. A Delaware incorporated holding company will therefore align the legal framework governing New Summit with the Summit Group’s strategic and operational focus for its lead antibiotic candidate which is in the United States.

There are currently no plans to relocate the existing subsidiary companies of Old Summit that are incorporated in England and Wales. This includes the two trading companies, Summit (Oxford) Limited and Discuva Limited.

3.	Outline of the Proposals

3.1	The Scheme

Under the Scheme, New Summit will issue New Summit Shares to Scheme Shareholders in the ratio set out in paragraph 1 of this Part in consideration for the cancellation of the Scheme Shares and the issue of New Ordinary Shares to New Summit.

Following the cancellation of the Scheme Shares, the reserve arising in the books of account of Old Summit as a result of such cancellation shall be capitalised and applied in paying up in full at par such number of New Ordinary Shares as shall be equal to the number of Scheme Shares cancelled. The New Ordinary Shares will be issued to New Summit which will, as a result, hold all of the Old Summit Shares then in issue. New Summit will in turn issue New Summit Shares to former Old Summit Shareholders on a one-for-five basis.

The New Summit Shares to be issued pursuant to the Scheme will have a par value of US$0.01 each.

Immediately following the Scheme becoming Effective, New Summit shall cancel the New Summit Initial Shares, so as to ensure that, following the completion of the cancellation, each Old Summit Shareholder and each holder of Old Summit ADSs will hold New Summit Shares in the same proportions (save for fractional entitlements) in which they hold Old Summit Shares (or such number of Old Summit Shares as is represented by the number of Old Summit ADSs held by them) immediately prior to the Scheme Effective Date.

3.2	New Summit

New Summit is a corporation incorporated in Delaware and was incorporated specifically for the purpose of implementing the Proposals. New Summit has not traded prior to the date of this document or entered into any obligations (except for entering into transactions relating to the Scheme and the Proposals).

Application will be made for the New Summit Shares to be listed on the Nasdaq Global Market. It is expected that listing on the Nasdaq Global Market of New Summit Shares will become Effective and that dealings will commence at 9.30 a.m. (New York time) on 21 September 2020.

The last day of dealings in Old Summit ADSs is expected to be 17 September 2020. The last time for registration of transfers of Old Summit Shares is expected to be 5.00 p.m. on 17 September 2020 and 5.00 p.m. (New York time) on 17 September 2020 in respect of the Old Summit ADSs.

These dates may be deferred if it is necessary to adjourn any meetings required to approve the arrangements described in this document or if there is any delay in obtaining the Court’s sanction of the Scheme or its confirmation of the Old Summit Reduction of Capital. In the event of a delay, the application for the Old Summit ADSs to be delisted will be deferred, so that the listing will not be cancelled until immediately before the Scheme takes effect.

3.3	Old Summit Share Plans, Old Summit Warrants and New Summit Share Plans

Participants in the Old Summit Share Plans and holders of Old Summit Warrants will receive further details of the effect of the Proposals on their outstanding options, awards and warrants in separate letters which will be despatched to them in due course, as set out in paragraph 9 of Part 2 of this document.

Details of the New Summit Share Plans that have been adopted by New Summit and which Old Summit Shareholders are being asked to approve at the General Meeting, are set out in paragraph 2 of Part 3 of this document.

New Summit is seeking approval of the New Summit Share Plans by the Old Summit Shareholders in an effort to ensure that the New Summit Share Plans satisfy the requirements of the listing rules of the Nasdaq Global Market, without the cost and delay that a separate meeting of New Summit’s stockholders following the Scheme Effective Date would incur.

3.4	General

The Scheme will not be implemented unless certain approvals are obtained, including the approval of the Scheme by the Scheme Shareholders at the Court Meeting, the approval by the Old Summit Shareholders of the Special Resolution required in connection with the Scheme at the General Meeting and the sanction of the Court. The Court Meeting and the General Meeting have been convened for 1.30 p.m. and 1.40 p.m. respectively on 19 August 2020.

A full explanation of the Scheme is contained in the explanatory statement in Part 2 of this document. Among other things, Part 2 of this document explains certain proposals relating to the treatment of Overseas Shareholders.

4.	Taxation

Your attention is drawn to the general guidance on the tax position of Old Summit Shareholders set out in paragraph 3 of Part 3 of this document.

Paragraph 3 of Part 3 of this document is intended as a guide only and any Old Summit Shareholders who are in any doubt as to their tax position, or who are resident for tax purposes outside of the United Kingdom are strongly advised to consult an appropriate independent professional adviser.

5.	Action to be taken

The Scheme requires approval by a simple majority in number representing not less than 75 per cent. of the nominal value of the Old Summit Shares of those Old Summit Shareholders present and voting (either in person or by proxy) at the Court Meeting. The passing of the Special Resolution at the General Meeting is also required to effect the Scheme.

The implementation of the Old Summit Reduction of Capital will require the passing of the Special Resolution by the Old Summit Shareholders at the General Meeting.

The implementation of the New Summit Share Plans by New Summit immediately on the Scheme Effective Date will require the passing of the New Summit Share Plans Resolutions.

Further particulars of the Court Meeting and the General Meeting are contained in the explanatory statement in Part 2 of this document.

In addition, the Scheme requires the sanction of the Court and the Old Summit Reduction of Capital requires the confirmation of the Court. The Court Hearing to approve the Scheme and the Old Summit Reduction of Capital is expected to be held on 16 September 2020.

You will find enclosed with this document:

•	a BLUE Form of Proxy for use by Old Summit Shareholders in respect of the Court Meeting; and

•	a WHITE Form of Proxy for use by Old Summit Shareholders in respect of the General Meeting.

IT IS IMPORTANT THAT, FOR THE COURT MEETING IN PARTICULAR, AS MANY VOTES AS POSSIBLE ARE CAST SO THAT THE COURT MAY BE SATISFIED THAT THERE IS A FAIR AND REASONABLE REPRESENTATION OF OLD SUMMIT SHAREHOLDER OPINION. YOU ARE THEREFORE STRONGLY ENCOURAGED TO SIGN AND RETURN YOUR FORMS OF PROXY AS SOON AS POSSIBLE.

IN LIGHT OF THE ONGOING COVID-19 PANDEMIC AND ASSOCIATED DIFFICULTIES WITH THE HOLDING OF PHYSICAL SHAREHOLDER MEETINGS, AS PERMITTED BY THE CORPORATE INSOLVENCY AND GOVERNANCE ACT 2020, THE MEETINGS WILL BE HELD BY TELEPHONE. THE COMPANY WILL BE PROVIDING A LISTEN-ONLY CONFERENCE CALL FACILITY TO ENABLE OLD SUMMIT SHAREHOLDERS TO FOLLOW PROCEEDINGS OF THE MEETINGS REMOTELY. ALL OLD SUMMIT SHAREHOLDERS ARE ENCOURAGED TO USE THIS FACILITY AND TO FOLLOW PROCEEDINGS OF THE MEETINGS IN REAL TIME IF THEY WISH TO DO SO. ANY OLD SUMMIT SHAREHOLDER WHO WISHES TO LISTEN TO THE MEETINGS BY SUCH MEANS SHOULD CONTACT THE COMPANY PRIOR TO THE DAY OF THE MEETINGS VIA EMAIL AT INVESTORS@SUMMITPLC.COM (INCLUDING THEIR INVESTOR CODE) IN ORDER TO REQUEST DIAL-IN DETAILS. OLD SUMMIT SHAREHOLDERS USING THE CONFERENCE CALL FACILITY WILL NOT BE ABLE TO VOTE OR ASK QUESTIONS USING THIS SERVICE. ACCORDINGLY, IF OLD SUMMIT SHAREHOLDERS WISH TO HAVE THEIR VOTE COUNTED AT THE MEETINGS, THEY MUST VOTE BY SUBMITTING THEIR FORMS OF PROXY OR APPOINTING THEIR PROXY ELECTRONICALLY (AS THE CASE MAY BE) BY THE RELEVANT TIME. THE MEETINGS WILL END IMMEDIATELY AFTER THE FORMAL BUSINESS. YOU ARE THEREFORE STRONGLY URGED TO RETURN YOUR FORMS OF PROXY OR APPOINT YOUR PROXY ELECTRONICALLY (AS THE CASE MAY BE), APPOINTING THE CHAIRMAN OF THE RELEVANT MEETING AS YOUR PROXY BY THE RELEVANT TIME. UNLESS THE FORMS OF PROXY ARE RETURNED BY THE RELEVANT TIME, THEY WILL BE INVALID AND YOUR VOTE WILL NOT BE COUNTED.

You are requested to complete, sign and return the Forms of Proxy as soon as possible and in any event at least 48 hours before the time fixed for the relevant Meeting (excluding any part of the day that is not a Business Day). If you hold your Old Summit Shares in uncertificated form and wish to appoint a proxy through the CREST electronic proxy appointment service, please read the notes to the notices of the Court Meeting and General Meeting in Parts 5 and 6 of this document for further details.

Registered holders of Old Summit ADSs as at the ADS Voting Record Time will be contacted by the Depositary for the Old Summit ADSs with guidelines on how to provide voting instructions to the Depositary with respect to the Old Summit ADSs. In order to vote, holders of Old Summit ADSs are required to follow the voting instructions and to meet the deadlines provided by the Depositary. Persons that hold Old Summit ADSs in accounts with brokers or other securities intermediaries as at the ADS Voting Record Time should follow the instructions provided by their brokers or other securities intermediaries.

6.	Overseas Shareholders

If you are a citizen, resident or national of a jurisdiction outside the United Kingdom, your attention is drawn to paragraph 12 of Part 2 of this document for further details concerning the Scheme.

7.	Recommendation

The Board considers the Proposals and their terms to be fair and reasonable and in the best interests of shareholders of Old Summit as a whole and accordingly, the Board unanimously recommends Old Summit Shareholders and holders of Old Summit ADSs to vote in favour of the Scheme at the Court Meeting and to vote in favour of the Resolutions proposed at the General Meeting, as the Old Summit Directors intend to do in respect of their own beneficial holdings of Old Summit Shares, being in aggregate 211,197,885 Old Summit Shares, which represent approximately 62.8 per cent. of the issued Old Summit Shares as at the Latest Practicable Date, and which represents approximately 62.8 per cent. of the votes attached to Old Summit Shares in issue on the Latest Practicable Date that could be cast at the Meetings.

8.	Further information

Your attention is drawn to:

•	the explanatory statement in Part 2 of this document;

•	the additional information in Part 3 of this document;

•	the Scheme in Part 4 of this document; and

•	the notices of the Meetings in Part 5 and Part 6 of this document.

Yours faithfully,

Robert W. Duggan

Executive Chairman and Chief Executive Officer

PART 2

EXPLANATORY STATEMENT

(IN COMPLIANCE WITH SECTION 897 OF THE COMPANIES ACT 2006)

27 July 2020

To the holders of Old Summit Shares, holders of Old Summit ADSs and, for information only, to the holders of options and awards granted under the Old Summit Share Plans and the holders of the Old Summit Warrants

Recommended proposals relating to the introduction of a new US-incorporated holding company to be effected by means of a Scheme of Arrangement under Part 26 of the Companies Act 2006

1.	Introduction

On 16 July 2020, Old Summit announced its intention to put in place a new US-incorporated and domiciled holding company, New Summit, to be effected by way of a High Court approved scheme of arrangement under sections 895 to 899 of the Companies Act (the “Scheme”), including a capital reduction. The Scheme is subject to various conditions and, once satisfied and the Scheme is approved and implemented in full, New Summit will own the entire issued ordinary share capital of Old Summit and each Old Summit Shareholder will hold New Summit Shares in the same proportions in which they hold Old Summit Shares (save for fractional entitlements) immediately prior to the Scheme Effective Date. Holders of Old Summit ADSs will own the same proportion of New Summit Shares immediately after the Scheme Effective Date as they held in the ordinary share capital of Old Summit by virtue of their Old Summit ADSs immediately prior to the Scheme Effective Date. It is also intended that the Old Summit ADSs are delisted from the Nasdaq Global Market, Old Summit is re-registered as a private company and Old Summit will be renamed Summit Therapeutics Limited.

Your attention is drawn to the letter from the Executive Chairman and Chief Executive Officer of Old Summit in Part 1 of this document setting out the background to and reasons for the Proposals.

The Board unanimously recommends that all Old Summit Shareholders and all holders of Old Summit ADSs vote in favour of the Scheme itself at the Court Meeting and the Resolutions to be proposed at the General Meeting as the Old Summit Directors intend to do in respect of their own beneficial holdings of Old Summit Shares, being in aggregate 211,197,885 Old Summit Shares.

The details of the Scheme are set out in Part 4 of this document. The notice of the Court Meeting at which approval for the Scheme will be sought and the notice of the General Meeting at which the Resolutions will be proposed are set out in Part 5 and Part 6 of this document respectively.

2.	Background to and reasons for the Proposals

The background to and reasons for the Proposals are set out in paragraph 2 of the letter from the Executive Chairman and Chief Executive Officer of Old Summit in Part 1 of this document.

3.	The Scheme

The principal steps involved in the Scheme are as follows:

3.1	Cancellation of Scheme Shares

Under the Scheme, all the Scheme Shares will be cancelled on the Scheme Effective Date (which is expected to be 18 September 2020). In consideration for the cancellation of the Scheme Shares, the Scheme Shareholders will receive, in respect of any Scheme Shares held as at the Scheme Record Time:

for every five Old Summit Shares one New Summit Share

Upon the Scheme becoming Effective a New Summit Shareholder will have the same proportionate interest in New Summit (save for fractional entitlements) as they have in Old Summit immediately prior to the Scheme becoming Effective.

The Summit Group will have the same business and operations immediately after the Scheme Effective Date as Old Summit has immediately before the Scheme Effective Date. The assets and liabilities of the Summit Group immediately after the Scheme Effective Date will not differ from the assets and liabilities Old Summit had before the Scheme Effective Date, save that New Summit will hold all of the ordinary shares then in issue in Old Summit.

A summary of the principal differences between the rights of Old Summit Shareholders and New Summit Shareholders is set out in paragraph 1 of Part 3 of this document.

3.2	Establishing New Summit as the new holding company of the Summit Group

Following the cancellation of the Scheme Shares, the reserve arising in the books of account of Old Summit as a result of such cancellation shall be capitalised and applied in paying up in full at par such number of New Ordinary Shares as shall be equal to the number of Scheme Shares cancelled. The New Ordinary Shares will be issued to New Summit which will, as a result, hold all of the ordinary shares then in issue in Old Summit. New Summit will in turn issue New Summit Shares to former Old Summit Shareholders on a one-for-five basis.

The New Summit Shares to be issued pursuant to the Scheme will have a par value of US$0.01 each.

4.	Conditions to the Scheme

4.1	The Scheme is conditional upon:

(a)	approval of the Scheme by the requisite majority of Scheme Shareholders at the Court Meeting or at any adjournment of such meeting as described in paragraph 5A below;

(b)	the passing by the requisite majority at the General Meeting of Old Summit of the Special Resolution necessary to approve and implement the Proposals as described in paragraph 5B below;

(c)	the sanction (with or without modification) of the Scheme and the confirmation of the Old Summit Reduction of Capital by the Court as described in paragraph 5 below;

(d)	a copy of the Court Order and associated Statement of Capital having been delivered to the Registrar of Companies for registration; and

(e)	the listing of New Summit Shares shall have been approved, subject to notice of issuance, by the Nasdaq Stock Market.

The Board will not take the necessary steps to implement the Scheme unless the above conditions have been satisfied.

4.2

The Scheme will become Effective upon the filing of a copy of the Court Order with the Registrar of Companies. The Court Hearing (at which it is proposed that the Court sanctions the Scheme and confirms the Old Summit Reduction of Capital) is expected to be held on 16 September 2020. All Scheme Shareholders whose names appear on the register at the Voting Record Time have the right to attend the Court Hearing themselves, or be represented by counsel, and shareholders or creditors who wish to object to the Old Summit Reduction of Capital will be informed by advertisement in a newspaper with national distribution in the United Kingdom of their right to appear in person, or be legally represented, at the Court Hearing. In light of the ongoing COVID-19 pandemic, the Court Hearing is likely to be conducted via Skype. If you are interested in attending the Court Hearing via Skype, you are directed to the Business and Property Courts Rolls Building Cause List at justice.gov.uk for details of how to do so. The time of the Court Hearing and information on how to attend will be updated on the Court’s website after 4.30 p.m. on the business day before the Court Hearing.

4.3

If the Scheme is sanctioned by the Court and condition (e) above is satisfied, the Scheme is expected to become Effective on 18 September 2020 and dealings in the New Summit Shares are expected to commence on 21 September 2020.

The Scheme contains a provision for Old Summit and New Summit jointly to consent on behalf of all persons concerned to any modification of, or addition to, the Scheme, or to any condition which the Court may think fit to approve or impose. Old Summit has been advised by its legal advisers that the Court would be unlikely to approve or impose any modification of, or addition or condition to, the Scheme which might be material to the interests of Old Summit Shareholders unless Old Summit Shareholders were informed of any such modification, addition or condition. If the Court does approve or impose a modification of, or addition or condition to, the Scheme which in the opinion of the Old Summit Directors, is such as to require consent of the Old Summit Shareholders, the Old Summit Directors will not take the necessary steps to enable the Scheme to become Effective unless and until such consent is obtained.

The full text of the Scheme and the resolution to be proposed at the Court Meeting and the Special Resolution to be proposed at the General Meeting, are set out in Parts 4, 5 and 6 of this document respectively.

5.	Meetings and consents for implementation of the Proposals

The Scheme will require the approval of the Scheme Shareholders at the Court Meeting, convened pursuant to an order of the Court and the passing by Old Summit Shareholders of the Special Resolution specified in the notice of the General Meeting. Both of the Meetings have been convened for 19 August 2020.

The Scheme also requires a separate sanction from the Court and the Old Summit Reduction of Capital requires confirmation from the Court. Notices of the Court Meeting and the General Meeting are contained in Parts 5 and 6 of this document respectively. New Summit has agreed to appear by Counsel at the Court Hearing and to undertake to be bound by the Scheme.

Entitlements to attend and vote at the Meetings and the number of votes which may be cast at them will be determined by reference to holdings of Old Summit Shares as shown in the register of members of Old Summit at the Voting Record Time.

(A)	Court Meeting

The Court Meeting has been convened for 1.30 p.m. on 19 August 2020 pursuant to an order of the Court. At the Court Meeting, or at any adjournment thereof, the Old Summit Shareholders (including as instructed by holders of Old Summit ADSs) will consider and, if thought fit, approve the Scheme (with or without modification).

Voting will be by poll at the Court Meeting and each Old Summit Shareholder entitled to attend and who is present by proxy will be entitled to one vote for each Old Summit Share held. The statutory majority required to approve the Scheme at the Court Meeting is a simple majority in number representing not less than 75 per cent. of the nominal value of the Scheme Shares of the Scheme Shareholders present and voting (in person or by proxy) at the Court Meeting.

It is important that as many votes as possible are cast (in person or by proxy) at the Court Meeting so that the Court may be satisfied that there is a fair and reasonable representation of Scheme Shareholder opinion.

You are therefore strongly encouraged to complete and return the BLUE Form of Proxy or lodge an electronic proxy instruction for the Court Meeting as soon as possible and, in any event, so as to be received by 1.30 p.m. on 17 August 2020.

Registered holders of Old Summit ADSs as at the ADS Voting Record Time will be contacted by the Depositary for the Old Summit ADSs with guidelines on how to provide voting instructions to the Depositary with respect to the Old Summit ADSs. In order to vote, holders of Old Summit ADSs are required to follow the voting instructions and to meet the deadlines provided by the Depositary. Persons that hold Old Summit ADSs in accounts with brokers or other securities intermediaries as at the ADS Voting Record Time should follow the instructions provided by their brokers or other securities intermediaries.

It is also particularly important for you to be aware that if the Scheme becomes Effective, it will be binding on all Scheme Shareholders irrespective of whether they attended (in person or by proxy) the Court Meeting (by proxy) and irrespective of the manner in which they voted.

(B)	The General Meeting

The General Meeting has been convened for 1.40 p.m. on 19 August 2020 (or as soon thereafter as the Court Meeting concludes or is adjourned). At the General Meeting, or at any adjournment thereof, Old Summit Shareholders will consider and, if thought fit, pass the Special Resolution and the New Summit Share Plans Resolutions set out in the notice of the General Meeting contained in Part 6 of this document.

The Special Resolution set out in the notice of the General Meeting is proposed in order to:

(i)	authorise the Old Summit Directors to take all actions they consider necessary or appropriate for carrying the Scheme into effect;

(ii)	approve the Old Summit Reduction of Capital;

(iii)	authorise the Old Summit Directors to allot New Ordinary Shares to New Summit and/or its nominees in accordance with the Scheme; and

(iv)	approve certain amendments to the Old Summit Articles.

The majority required for the passing of the Special Resolution is not less than 75 per cent. of the votes cast.

New Summit is seeking approval of the New Summit Share Plans by the Old Summit Shareholders at the General Meeting in an effort to ensure that the New Summit Share Plans satisfy the requirements of the listing rules of the Nasdaq Global Market, without the cost and delay that a separate meeting of New Summit’s stockholders following the Scheme Effective Date would incur. The New Summit Share Plans Resolutions are set out in the notice of General Meeting.

A simple majority of the votes cast is required for the passing of the New Summit Share Plans Resolutions.

All resolutions at the General Meeting will be voted on a poll.

6.	Amendments to the Old Summit Articles

It is proposed that the Old Summit Articles be amended so as to ensure that any Old Summit Shares which are issued after the General Meeting but prior to the Scheme Record Time will be subject to and bound by the Scheme. Any Old Summit Shares issued on the exercise of options, awards or warrants under the Old Summit Share Plans or the Old Summit Warrants, or otherwise, after the Scheme Record Time will not be subject to the Scheme. Accordingly, it is also proposed that the Old Summit Articles be amended so that any Old Summit Shares issued to any person other than New Summit on or after the Scheme Record Time will be transferred automatically to New Summit (or as it may direct) in consideration for the issue of one New Summit Share for every five Old Summit Shares so issued.

The amendments to the Old Summit Articles will also authorise Old Summit to procure the transfer of Old Summit Shares held by Overseas Shareholders to a nominee in certain circumstances.

The proposed amendments to the Old Summit Articles are set out in full in the notice of the General Meeting in Part 6 of this document.

7.	New Summit Share Plans

Approval will also be sought from the Old Summit Shareholders at the General Meeting for the adoption of the New Summit Share Plans.

Details of the New Summit Share Plans that have been adopted by New Summit and which Old Summit Shareholders are being asked to approve at the General Meeting, are set out in paragraph 2 of Part 3 of this document.

New Summit is seeking approval of the New Summit Share Plans by the Old Summit Shareholders at the General Meeting in an effort to ensure that the New Summit Share Plans satisfy the requirements of the listing rules of the Nasdaq Global Market, without the cost and delay that a separate meeting of New Summit’s stockholders following the Scheme Effective Date would incur.

8.	Effect of the Proposals

The effect of full implementation of the Proposals will be as follows:

(A)	instead of Old Summit having its ordinary share capital owned by the Old Summit Shareholders, New Summit will own all of Old Summit’s ordinary share capital then in issue;

(B)

instead of owning (immediately upon the Scheme Effective Date) Old Summit Shares, each Old Summit Shareholder and each holder of Old Summit ADSs will own one New Summit Share for every five Old Summit Shares held by them (or for every five Old Summit Shares as is represented by the number of Old Summit ADSs held by them) immediately prior to the Scheme Effective Date; and

(C)	through its controlling interest in Old Summit, New Summit will own all of the business of Old Summit.

Old Summit Shares held in uncertificated form will be disabled in CREST on the Scheme Effective Date. Unlike Old Summit Shares, New Summit Shares are not capable of being held, transferred or settled directly through the CREST settlement system. A Scheme Shareholder who holds Scheme Shares in uncertificated form through CREST (directly or through a broker or other nominee with a CREST account) immediately prior to the Scheme Record Time will be issued New Summit Shares in the manner set out in paragraph 14 of this Part.

9.	Effect of the Proposals on the Old Summit Share Plans and the Old Summit Warrants

The Scheme will affect participants of the Old Summit Share Plans and the holders of the Old Summit Warrants. It is proposed by the boards of directors of each of Old Summit and New Summit that options and awards outstanding under the Old Summit Share Plans and the Old Summit Warrants at the Scheme Effective Date will be replaced with equivalent options, awards and warrants that relate to New Summit Shares. Further details of these arrangements will be communicated to participants of the Old Summit Share Plans and holders of the Old Summit Warrants in due course. Options, awards and warrants which are exercised prior to the Scheme Record Time will be satisfied by the allotment, issue or transfer of Old Summit Shares and these Old Summit Shares will be subject to the Scheme.

10.	Taxation

Your attention is drawn to the general guidance on the tax position of Old Summit Shareholders set out in paragraph 3 of Part 3 of this document.

Paragraph 3 of Part 3 of this document is intended as a guide only and any Old Summit Shareholders who are in any doubt as to their tax position, or who are resident for tax purposes outside of the United Kingdom are strongly advised to consult an appropriate independent professional adviser immediately.

11.	New Summit Certificate of Incorporation and New Summit Bylaws

A number of differences exist between the Old Summit Articles and the New Summit Certificate of Incorporation and the New Summit Bylaws, arising as a consequence of New Summit being a corporation incorporated in Delaware and not in England and Wales (which means that New Summit will be subject to the laws of Delaware).

A summary of the principal differences between the rights of Old Summit Shareholders and New Summit Shareholders is contained in paragraph 1 of Part 3 of this document.

12.	Overseas Shareholders

The release, publication or distribution of this document in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons who are subject to the laws of any jurisdiction other than the United Kingdom into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

If, in respect of any Scheme Shareholder with a registered address in a jurisdiction outside the United Kingdom or whom Old Summit reasonably believes to be a citizen, resident or national of a jurisdiction outside the United Kingdom, Old Summit is advised that the allotment and/or issue of New Summit Shares, would or may infringe the laws of such jurisdiction or would or may require Old Summit or New Summit to comply with any governmental or other consent or any registration, filing or other formality with which Old Summit or New Summit is unable to comply or compliance with which Old Summit or New Summit regards as unduly onerous, then Old Summit may, in its sole discretion, exercise its authority under its articles of association to appoint any person to execute as transferor an instrument of transfer transferring, prior to the Scheme Record Time, the Scheme Shares held by such holder to a nominee to hold such Scheme Shares on trust for that holder, on terms that the nominee shall sell the New Summit Shares, if any, that it receives pursuant to the Scheme in respect of such Scheme Shares as soon as practicable following the Scheme Effective Date.

This document and the accompanying documents have been prepared in connection with proposals in relation to a scheme of arrangement pursuant to and for the purpose of complying with English law and information disclosed may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside England and Wales. Nothing in this document or the accompanying documents should be relied on for any other purpose.

Overseas Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances.

THIS DOCUMENT DOES NOT CONSTITUTE AN INVITATION OR OFFER TO SELL OR EXCHANGE OR THE SOLICITATION OF AN INVITATION OR OFFER TO BUY OR EXCHANGE ANY SECURITY OR TO BECOME A MEMBER OF NEW SUMMIT. NONE OF THE SECURITIES REFERRED TO IN THIS DOCUMENT SHALL BE SOLD, ISSUED, EXCHANGED OR TRANSFERRED IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAWS.

Overseas Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances.

Information for United States Shareholders

The cancellation of the Scheme Shares and the allotment and issue of the New Summit Shares relate to shares of a UK company and a US company respectively and are proposed to be effected by means of a scheme of arrangement under the laws of England and Wales. A transaction effected by means of a scheme of arrangement is not subject to proxy solicitation or tender offer rules under the US Exchange Act. Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US proxy solicitation or tender offer rules under the US Exchange Act.

The New Summit Shares will not be registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States. Accordingly, the New Summit Shares may not be offered, sold, resold, delivered, distributed or otherwise transferred, directly or indirectly, in or into the United States absent registration under the US Securities Act or pursuant to an exemption therefrom. The New Summit Shares are expected to be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. Shareholders who are affiliates of New Summit after the Scheme becomes Effective will be subject to certain US transfer restrictions relating to the New Summit Shares received in connection with the Scheme. Shareholders who are not affiliates of New Summit after the Scheme becomes Effective may resell their New Summit Shares without restriction under the US Securities Act.

For the purposes of qualifying for the exemption from the registration requirements of the US Securities Act afforded by Section 3(a)(10), Old Summit will advise the Court through counsel that its sanctioning of the Scheme will be relied upon by New Summit as an approval of the Scheme following a hearing on its fairness to Old Summit Shareholders.

None of the securities referred to in this document has been approved or disapproved by the SEC, any state securities commission in the United States or any other US regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offence in the United States.

US Shareholders should note that no appraisal or similar rights of dissenting shareholders are to apply in connection with the Scheme as none are required as a matter of English law.

Old Summit Shareholders who are citizens or residents of the US should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme and in their particular circumstances.

Enforceability of judgments

It may be difficult for US Shareholders to enforce their rights and claims arising out of the US federal securities laws, since Old Summit is located in a country other than the United States. US Shareholders may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.

13.	Listing and dealings

Application will be made for the New Summit Shares to be listed on the Nasdaq Global Market under the symbol “SMMT”. It is expected that when the New Summit Shares will be issued, their listing will become effective and that dealings will commence on 21 September 2020.

If all the conditions to the Scheme are satisfied, Old Summit intends to seek the delisting of the Old Summit ADSs from the Nasdaq Global Market with effect from the Scheme Effective Date. The last day of dealings in Old Summit ADSs is expected to be 17 September 2020. The last time for registration of transfers of Old Summit Shares is expected to be 5.00 p.m. on 17 September 2020 and 5.00 p.m. (New York time) on 17 September 2020 in respect of Old Summit ADSs.

These dates may be deferred if it is necessary to adjourn any meetings required to approve the Scheme as described in this document or there is any delay in obtaining the Court’s sanction of the Scheme or the Old Summit Reduction of Capital. In the event of a delay, the application for cancellation of the Old Summit ADSs will be deferred so that the admission of the Old Summit ADSs will not be cancelled until immediately prior to the Scheme Effective Date.

14.	Settlement

14.1	Old Summit Shares in certificated form

On the Scheme Effective Date, all certificates representing Old Summit Shares will cease to be valid and binding in respect of such holdings and should be destroyed.

As soon as practicable and, in any event, no later than 14 days after the Effective Date, Computershare will mail a statement by first class mail to each Scheme Shareholder holding Scheme Shares in certificated form providing evidence of ownership of the New Summit Shares such Scheme Shareholder holds. Such Scheme Shareholders wishing to deposit their New Summit Shares electronically with DTC will need to contact their brokers to arrange for deposit of those shares following receipt of their statement providing evidence of ownership. Temporary documents of title will not be issued and transfer of New Summit Shares by such Scheme Shareholders will not be permitted until they receive their statement providing evidence of ownership and effect such transfer in accordance with the directions on such statement.

Accordingly, holders of Scheme Shares in certificated form should be aware that there will be a delay in their ability to deal with their New Summit Shares until after they receive their statement providing evidence of ownership.

14.2	Old Summit Shares held in uncertificated form (i.e. in CREST)

Old Summit Shares held in uncertificated form will be disabled in CREST on the Scheme Effective Date.

Unlike Old Summit Shares, New Summit Shares are not capable of being held, transferred or settled directly through the CREST settlement system. A Scheme Shareholder who holds Scheme Shares in uncertificated form through CREST (directly or through a broker or other nominee with a CREST account) immediately prior to the Scheme Record Time will be issued New Summit Shares in the manner described below.

As soon as practicable and, in any event, no later than 14 days after the Effective Date, Computershare will mail a statement by first class mail to each Scheme Shareholder holding Scheme Shares in uncertificated form providing evidence of ownership of the New Summit Shares such Scheme Shareholder holds. Such Scheme Shareholders wishing to deposit their New Summit Shares electronically with DTC will need to contact their brokers to arrange for deposit of those shares following receipt of their statement providing evidence of ownership. Temporary documents of title will not be issued and transfer of New Summit Shares by such Scheme Shareholders will not be permitted until they receive their statement providing evidence of ownership and effect such transfer in accordance with the directions on such statement.

Accordingly, holders of Scheme Shares in uncertificated form should be aware that there will be a delay in their ability to deal with their New Summit Shares until after they receive their statement providing evidence of ownership.

14.3	Old Summit ADSs

In connection with the cancellation of the Scheme Shares and the issue of the Old Summit Shares to New Summit, the ADS facility which is currently in place in the US in respect of the Old Summit Shares will be terminated. The Old Summit ADS facility will not be replicated by New Summit.

Upon the Scheme becoming Effective, the existing Old Summit Shares underlying each Old Summit ADS will be cancelled and New Summit Shares issued in exchange will be registered in the name of the Depositary. Persons registered as holding Old Summit ADSs at the effective date set by the Depositary will be entitled to receive one New Summit Share for every five underlying Old Summit Shares.

Holders of Old Summit ADSs at the effective date set by the Depositary will own the same proportion of common stock of New Summit immediately after the Scheme Effective Date as they held in the ordinary share capital of Old Summit by virtue of their Old Summit ADSs immediately prior to the Scheme Effective Date.

The Depositary will send a notice to any registered holders of Old Summit ADSs that are evidenced by certificates (American Depositary Receipts) regarding the mechanics of surrendering their Old Summit ADSs for cancellation for delivery of New Summit Shares. Holders of certificated Old Summit ADSs will need to follow the instructions set out in that notice to surrender their Old Summit ADSs for cancellation and to receive the New Summit Shares. Registered holders of uncertificated Old Summit ADSs will have New Summit Shares registered in their names and their Old Summit ADSs will be cancelled. Those holders do not need to take any action.

To the extent Old Summit ADSs are held through a bank, broker or other securities intermediary holding Old Summit ADSs in DTC, the Depositary will arrange for DTC to surrender its entire position of Old Summit ADSs for cancellation and the Depositary will deliver New Summit Shares through the DTC settlement system, in each case with no action being required on the part of the persons holding those Old Summit ADSs.

In accordance with the terms of the Deposit Agreement, holders of Old Summit ADSs will be charged a fee of US$0.05 for each Old Summit ADS (or a portion thereof) cancelled.

14.4	Mandates

All instructions in force at the Scheme Effective Date relating to notices and other communications will, unless and until varied or revoked, be deemed from the Scheme Effective Date to be valid and effective mandates or instructions to New Summit in relation to the corresponding holding of New Summit Shares. However, the Old Summit ADS facility will not be replicated by New Summit.

14.5	Fractional entitlements

Fractional entitlements of New Summit Shares shall not be issued and to the extent Old Summit Shareholders are entitled to fractional New Summit Shares, those fractional entitlements will be aggregated and sold in the market and the net proceeds of sale distributed pro rata to the Old Summit Shareholders entitled to them. Such payment will be made by way of cheque in pounds sterling, the applicable proceeds having been converted from US dollars at a prevailing exchange rate.

15.	Authorities relating to New Summit

The holder of the New Summit Initial Shares has already approved, among other matters:

•	the authority of New Summit to issue New Summit Shares in connection with the implementation of the Scheme;

•	the adoption of the New Summit Certificate of Incorporation immediately following the Scheme becoming Effective; and

•	the adoption of the New Summit Share Plans effective as of the Scheme Effective Date.

16.	Directors

All of the Board will have been appointed directors of New Summit as of the Scheme Effective Date.

The effect of the Scheme on the interests of the Old Summit Directors (details of which are set out in paragraph 17 below) does not differ from its effect on the like interests of other persons. Old Summit Shareholders are, however, referred to the matters described in paragraph 1 of Part 3 of this document in relation to the effect on the Old Summit Directors (in their capacity as directors) arising from the differences between the Old Summit Articles and the New Summit Certificate of Incorporation and New Summit Bylaws and the fact that New Summit is incorporated in Delaware.

After the Scheme Effective Date, the Board will receive their remuneration from New Summit and the total emoluments receivable by each of those members of the Board will not be materially varied as a result of the Scheme. In addition, the responsibilities of individual Old Summit Directors will remain unchanged in all material respects following implementation of the Scheme.

17.	Directors’ interests

On the Scheme Effective Date, assuming that no further Old Summit Shares have been purchased or issued after the Latest Practicable Date, certain of the Old Summit Directors will have the following beneficial interests in New Summit Shares by virtue of the effect of the Scheme on their Old Summit Shares.

Director	Number of Old Summit Shares	Number of Summit Shares	Percentage of New issued share capital of New Summit

Mr Robert W. Duggan	211,123,385	42,224,677	62.8
Dr Ventzislav Stefanov	74,500	14,900	0.02

The interests of the Old Summit Directors together represent approximately 62.8 per cent. of the issued Old Summit Shares in existence as at the Latest Practicable Date.

The effect of the Scheme on the interests of Old Summit Directors in their capacity as holders of Old Summit Shares will not differ from the effect of the Scheme on the interests of other holders of Old Summit Shares.

18.	Further information

Your attention is drawn to the letter from the Executive Chairman and Chief Executive Officer in Part 1 of this document and to the Scheme set out in Part 4 of this document. Copies of:

(A)	the New Summit Certificate of Incorporation;

(B)	the New Summit Bylaws;

(C)	the Old Summit Articles;

(D)	the proposed amended Old Summit Articles;

(E)	the New Summit Share Plans; and

(F)	this document

are available in electronic form from Old Summit’s website at www.summitplc.com.

In the case of joint holders of Old Summit Shares, subject to compliance with applicable laws, one copy of this document is being delivered to the first registered joint holder. Further copies of this document may be requested by joint holders other than the first registered joint holder by application in writing to Link Asset Services.

19.	Action to be taken

You will find enclosed with this document:

•	a BLUE Form of Proxy for use by Old Summit Shareholders in respect of the Court Meeting; and

•	a WHITE Form of Proxy for use by Old Summit Shareholders in respect of the General Meeting.

IT IS IMPORTANT THAT, FOR THE COURT MEETING IN PARTICULAR, AS MANY VOTES AS POSSIBLE ARE CAST SO THAT THE COURT MAY BE SATISFIED THAT THERE IS A FAIR AND REASONABLE REPRESENTATION OF OLD SUMMIT SHAREHOLDER OPINION. YOU ARE THEREFORE STRONGLY ENCOURAGED TO SIGN AND RETURN YOUR FORMS OF PROXY AS SOON AS POSSIBLE.

IN LIGHT OF THE ONGOING COVID-19 PANDEMIC AND ASSOCIATED DIFFICULTIES WITH THE HOLDING OF PHYSICAL SHAREHOLDER MEETINGS, AS PERMITTED BY THE CORPORATE INSOLVENCY AND GOVERNANCE ACT 2020, THE MEETINGS WILL BE HELD BY TELEPHONE. THE COMPANY WILL BE PROVIDING A LISTEN-ONLY CONFERENCE CALL FACILITY TO ENABLE OLD SUMMIT SHAREHOLDERS TO FOLLOW PROCEEDINGS OF THE MEETINGS REMOTELY. ALL OLD SUMMIT SHAREHOLDERS ARE ENCOURAGED TO USE THIS FACILITY AND TO FOLLOW PROCEEDINGS OF THE MEETINGS IN REAL TIME IF THEY WISH TO DO SO. ANY OLD SUMMIT SHAREHOLDER WHO WISHES TO LISTEN TO THE MEETINGS BY SUCH MEANS SHOULD CONTACT THE COMPANY PRIOR TO THE DAY OF THE MEETINGS VIA EMAIL AT INVESTORS@SUMMITPLC.COM (INCLUDING THEIR INVESTOR CODE) IN ORDER TO REQUEST DIAL-IN DETAILS. OLD SUMMIT SHAREHOLDERS USING THE CONFERENCE CALL FACILITY WILL NOT BE ABLE TO VOTE OR ASK QUESTIONS USING THIS SERVICE. ACCORDINGLY, IF OLD SUMMIT SHAREHOLDERS WISH TO HAVE THEIR VOTE COUNTED AT THE MEETINGS, THEY MUST VOTE BY SUBMITTING THEIR FORMS OF PROXY OR APPOINTING THEIR PROXY ELECTRONICALLY (AS THE CASE MAY BE) BY THE RELEVANT TIME. THE MEETINGS WILL END IMMEDIATELY AFTER THE FORMAL BUSINESS. YOU ARE THEREFORE STRONGLY URGED TO RETURN YOUR FORMS OF PROXY OR APPOINT YOUR PROXY ELECTRONICALLY (AS THE CASE MAY BE), APPOINTING THE CHAIRMAN OF THE RELEVANT MEETING AS YOUR PROXY BY THE RELEVANT TIME. UNLESS THE FORMS OF PROXY ARE RETURNED BY THE RELEVANT TIME, THEY WILL BE INVALID AND YOUR VOTE WILL NOT BE COUNTED.

You are requested to complete, sign and return the Forms of Proxy as soon as possible and in any event at least 48 hours before the time fixed for the relevant Meeting (excluding any part of the day that is not a Business Day). If you hold your Old Summit Shares in uncertificated form and wish to appoint a proxy through the CREST electronic proxy appointment service, please read the notes to the notices of the Court Meeting and General Meeting in Parts 5 and 6 of this document for further details.

Registered holders of Old Summit ADSs as at the ADS Voting Record Time will be contacted by the Depositary for the Old Summit ADSs with guidelines on how to provide voting instructions to the Depositary with respect to the Old Summit ADSs. In order to vote, holders of Old Summit ADSs are required to follow the voting instructions and to meet the deadlines provided by the Depositary. Persons that hold Old Summit ADSs in accounts with brokers or other securities intermediaries as at the ADS Voting Record Time should follow the instructions provided by their brokers or other securities intermediaries.

Multiple proxy voting instructions

As a registered Old Summit Shareholder, you are entitled to appoint a proxy in respect of some or all of your Old Summit Shares. You are also entitled to appoint more than one proxy. However, in accordance with the special arrangements for the Meetings described above, you are only permitted to appoint the chairman of the Meetings as your proxy. A space has been included on the Forms of Proxy to allow you to specify the number of Old Summit Shares in respect of which your proxy is appointed.

HELPLINE

If you have any questions relating to this document or the completion and return of the Forms of Proxy, please call Link Asset Services on 0371 664 0321. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the United Kingdom will be charged at the applicable international rate. The helpline is open between 9.00 a.m. – 5.30 p.m., Monday to Friday excluding public holidays in England and Wales. Please note that Link Asset Services cannot provide any financial, legal or tax advice and calls may be recorded and monitored for security and training purposes.

PART 3

ADDITIONAL INFORMATION

1.	Summary of the principal differences between the rights of Old Summit Shareholders and New Summit Shareholders

As a company incorporated in Delaware, New Summit will be required to comply with applicable Delaware law. The applicable provisions of the Companies Act differ from laws applicable to Delaware corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Companies Act and the Delaware General Corporation Law and between the Old Summit Articles and the New Summit Certificate of Incorporation and New Summit Bylaws relating to shareholders’ rights and protections which may impact upon the rights of Old Summit Shareholders when they become holders of New Summit Shares. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to English law, Delaware law, the Old Summit Articles, the New Summit Certificate of Incorporation and the New Summit Bylaws.

	Provisions Currently Applicable to Old Summit Shareholders	Provisions That Will Be Applicable to New Summit Shareholders

Number of Directors	Under the Companies Act, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company’s articles of association.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the certificate of incorporation or bylaws.

	Under the Old Summit Articles, Old Summit may not have less than two or, unless otherwise determined by ordinary resolution of shareholders, more than 12 directors on its board of directors.	Under the New Summit Certificate of Incorporation, the number of directors shall be established from time to time by its board of directors.

Removal of Directors	Under the Companies Act, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided notice of the intention to move the resolution has been given to the company at least 28 days before the meeting at which it is moved. On receipt of notice of an intended resolution to remove a director, the company must forthwith send a copy of the notice to the director concerned. Certain other procedural requirements under the Companies Act must also be followed such as allowing the director to make representations against his or her removal either at the meeting or in writing.	Under Delaware law and the New Summit Certificate of Incorporation, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

	Provisions Currently Applicable to Old Summit Shareholders	Provisions That Will Be Applicable to New Summit Shareholders

Vacancies on the Board of Directors

Under English law, the procedure by which directors, other than a company’s initial directors, are appointed is generally set out in a company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually.

Subject to the provisions of the Old Summit Articles, Old Summit may, by ordinary resolution of its shareholders, elect any person to be a director, either to fill a casual vacancy or as an addition to the existing board.

Without prejudice to the power to appoint any person to be a director by shareholder resolution, the Board has the power to appoint any person to be a director, either to fill a casual vacancy or as an addition to the existing board.

Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (a) otherwise provided in the certificate of incorporation or bylaws of the corporation or (b) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Under the New Summit Certificate of Incorporation, any vacancies in the board of directors may also be filled by the affirmative vote of the holders of a majority of the voting power of all shares that stockholders would be entitled to vote for the election of directors.

Annual General Meeting

Under the Companies Act, a public limited company must hold an annual general meeting in each six-month period following the company’s annual accounting reference date.

Old Summit’s annual general meeting is convened whenever and wherever the Board sees fit, subject to the requirements of the Companies Act.

Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

Under the New Summit Bylaws, the annual meeting of stockholders shall be held on a date and at a time designated by New Summit’s board of directors, the Chairman of the board or the Chief Executive Officer.

General Meeting

Under the Companies Act, a general meeting of the shareholders of a public limited company may be called by the directors.

Shareholders holding at least 5 per cent. of the paid-up capital of the company carrying voting rights at general meetings can require the directors to call a general meeting and, if the directors fail to do so within a certain period, may themselves convene a general meeting.

Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorised by the certificate of incorporation or by the bylaws.

Under the New Summit Certificate of Incorporation and New Summit Bylaws, special meetings of the stockholders may also be called by its secretary at the request of the holders of at least 25% of the outstanding shares of its common stock.

	Provisions Currently Applicable to Old Summit Shareholders	Provisions That Will Be Applicable to New Summit Shareholders

Notice of General Meetings	Under the Companies Act, 21 clear days’ notice must be given for an annual general meeting and any resolutions to be proposed at the meeting. Subject to a company’s articles of association providing for a longer period, at least 14 clear days’ notice is required for any other general meeting. The shareholders of a company may consent to a shorter notice period, the proportion of shareholders’ consent required being 100 per cent. of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95 per cent. in nominal value of the shares giving a right to attend and vote at the meeting.

Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting.

The New Summit Certificate of Incorporation and New Summit Bylaws do not provide otherwise.

Proxy	Under the Companies Act, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.	Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Pre-emptive Rights	Under the Companies Act, “equity securities”, being (i) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution (“ordinary shares”) or (ii) rights to subscribe for, or to convert securities into, ordinary shares, proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act.

Under Delaware law, shareholders have no pre-emptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

The New Summit Certificate of Incorporation does not provide for preemptive rights.

	Provisions Currently Applicable to Old Summit Shareholders	Provisions That Will Be Applicable to New Summit Shareholders

Authority to Allot	Under the Companies Act the directors of a company must not allot shares or grant rights to subscribe for or to convert any security into shares unless an exception applies or an ordinary resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act.

Under Delaware law, if the corporation’s certificate of incorporation so provides, the board of directors has the power to authorise the issuance of stock. It may authorise capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

The authorized capital stock under the New Summit Certificate of Incorporation will consist of 250,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share.

Liability of Directors and Officers	Under the Companies Act, any provision, whether contained in a company’s articles of association or any contract or otherwise, that purports to exempt a director of a company, to any extent, from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

•   any breach of the director’s duty of loyalty to the corporation or its stockholders;

•   acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•   intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

•   any transaction from which the director derives an improper personal benefit.

The New Summit Certificate of Incorporation provides that a director of New Summit will not be personally liable to New Summit or its stockholders for monetary damages for breach of fiduciary duty as a director subject to the limitations set forth above.

	Provisions Currently Applicable to Old Summit Shareholders	Provisions That Will Be Applicable to New Summit Shareholders

Indemnification of Directors and Officers

Under the Companies Act, any provision by which a company directly or indirectly provides an indemnity, to any extent, for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is also void except as permitted by the Companies Act, which provides exceptions for the company to (a) purchase and maintain insurance against such liability; (b) provide a “qualifying third party indemnity” (being an indemnity against liability incurred by the director to a person other than the company or an associated company or criminal proceedings in which he is not convicted); and (c) provide a “qualifying pension scheme indemnity” (being an indemnity against liability incurred in connection with the company’s activities as trustee of an occupational pension plan).

Every director, alternate director, secretary or other officer (other than the auditors) of Old Summit may be indemnified to the fullest extent permitted by law out of its assets against all costs, claims, charges, expenses, losses, damages and liabilities incurred by him in relation to the actual or purported execution or discharge of his duties or the exercise or purported exercise of his powers or otherwise in relation to such members of Old Summit.

Delaware law generally provides that a corporation may indemnify any officer, director, employee or agent who is made a party to any third party suit or proceeding on account of being a director, officer, employee or agent of the corporation against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action if the officer, director, employee or agent:

(1)   acted in good faith and in a manner he reasonably believed to be in and not opposed to the best interests of the corporation; and

(2)   in a criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

The New Summit Certificate of Incorporation provides that New Summit will indemnify its current and former directors and officers to the fullest extent permitted by law.

Voting Rights	Under English law, unless a poll is demanded by the shareholders of a company or is required by the chairman of the meeting or the company’s articles of association, shareholders shall vote on all resolutions on a show of hands. Under the Companies Act, a poll may be demanded by (a) not fewer than five shareholders having the right to vote on the resolution; (b) any shareholder(s) representing not less than 10% of the total voting rights of all the shareholders having the right to vote on the resolution; or (c) any shareholder(s) holding shares in the company conferring a right to vote on the resolution being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company’s articles of association may provide more extensive rights for shareholders to call a poll, and in Old Summit’s case the number in (a) above is reduced from five to three.

Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

New Summit Shareholders are entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders and do not have cumulative voting rights.

	Provisions Currently Applicable to Old Summit Shareholders	Provisions That Will Be Applicable to New Summit Shareholders

Voting Rights continued	Under English law, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present, in person or by proxy, who, being entitled to vote, vote on the resolution. Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present, in person or by proxy, at the meeting.

Old Summit ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If Old Summit requests the depositary to solicit voting instructions from Old Summit ADS holders (and it is not required to do so), the depositary will notify Old Summit ADS holders of a shareholders’ meeting and send or make voting materials available to them. Those materials will describe the matters to be voted on and explain how Old Summit ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of England and Wales and the provisions of the Old Summit Articles or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by Old Summit ADS holders. If Old Summit does not tell the depositary to solicit their voting instructions, Old Summit ADS holders can still send voting instructions, and, in that case, the depositary may try to vote as they instruct, but it is not required to do so.

	Provisions Currently Applicable to Old Summit Shareholders	Provisions That Will Be Applicable to New Summit Shareholders

Shareholder Vote on Certain Transactions

The Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganisations or takeovers. These arrangements require:

•   the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75 per cent. in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof present and voting, either in person or by proxy; and

•   the approval of the court.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

•   the approval of the board of directors; and

•   approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Action by Written Consent	Under English law, shareholders of a public limited company such as Old Summit are not permitted to pass resolutions by written consent.	Under Delaware law, unless otherwise provided in the certificate of incorporation, stockholders may take any action which may be taken at a stockholders meeting without a meeting if the action is consented to in writing by stockholders holding not less than the number of votes that would be required to authorise or take that action at a meeting at which all stockholders were present and voted.

Under the New Summit Certificate of Incorporation and New Summit Bylaws, stockholders may take action by written consent in lieu of a meeting, without prior notice and without a vote, for any purpose if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of New Summit’s stock entitled to vote thereon were present and voted.

	Provisions Currently Applicable to Old Summit Shareholders	Provisions That Will Be Applicable to New Summit Shareholders

Shareholder Proposals and Shareholder Nominations of Directors	Under English law, shareholders may demand that a resolution be voted on at a general meeting if the demand is made (1) by shareholders holding at least 5% of the total voting power of shares having a right to vote on the resolution, or (2) by at least 100 shareholders holding shares on which there has been paid up an average sum per shareholder of at least £100. The shareholders must deposit the demand at the company’s registered office at least six weeks before the general meeting to which it relates. In general, resolutions to appoint directors must be put to shareholders on the basis of one resolution for each nominated director. A resolution including more than one director may be presented to be voted upon at a general meeting only if the shareholders have first unanimously approved so doing.	The New Summit Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to New Summit’s board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to New Summit’s secretary of the stockholder’s intention to bring such business before the meeting.

Preference Stock	Subject to any special rights attaching to shares already in issue, Old Summit’s shares may be issued with or have attached to them any preferred, deferred, qualified or other special rights or restrictions as Old Summit may resolve by ordinary resolution of the shareholders or decision of the Board. Old Summit currently has only issued ordinary shares.	The New Summit Certificate of Incorporation authorises the New Summit board of directors (1) to provide for the issuance of one or more series of preferred stock, (2) to issue up to 20,000,000 shares of preferred stock, (3) to fix the number of the shares constituting each series of preferred stock, and (4) to fix for each series, its voting powers, designations, preferences and relative participating, optional or other special rights, and the qualifications, limitations and restrictions thereof.

Classification of the Board of Directors

While English law permits a company to provide for terms of different length for its directors, the Old Summit Articles do not provide for any such differentiation. The Old Summit Articles provide that at every annual general meeting, one-third of the directors or, if their number is not a multiple of three, then the number nearest to and not exceeding one-third, shall retire from office and each director must retire from office at least once every three years.

The directors to retire on each occasion shall be those subject to retirement by rotation who have been longest in office since their last election, but as between persons who became or were re-elected directors on the same day those to retire shall (unless they otherwise agree amongst themselves) be determined by lot.

A director who retires at the annual general meeting shall be eligible for re-election.

Delaware law permits the certificate of incorporation or a stockholder-adopted bylaw to provide that directors be divided into one, two or three classes, with the term of office of one class of directors to expire each year.

The New Summit Certificate of Incorporation provides that, subject to the rights of any series of preferred stock to elect directors, the directors shall be elected at each annual meeting of stockholders and each director elected to the board of directors shall hold office until the next annual meeting of stockholders.

	Provisions Currently Applicable to Old Summit Shareholders	Provisions That Will Be Applicable to New Summit Shareholders

Standard of Conduct for Directors

Under English law, a director owes various statutory and fiduciary duties to the company, including:

•   to act in the way he considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole;

•   to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;

•   to act in accordance with the company’s constitution and only exercise his powers for the purposes for which they are conferred;

•   to exercise independent judgment;

•   to exercise reasonable care, skill and diligence;

•   not to accept benefits from a third party conferred by reason of his being a director or doing, or not doing, anything as a director; and

•   to declare any interest that he has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interests of the stockholders.

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

	Provisions Currently Applicable to Old Summit Shareholders	Provisions That Will Be Applicable to New Summit Shareholders

Shareholder Suits	Under English law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Notwithstanding this general position, the Companies Act provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust and (ii) a shareholder may bring a claim for a court order where the company’s affairs have been or are being conducted in a manner that is unfairly prejudicial to some of its shareholders.

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•   state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and

•   allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

•   state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

This list is intended to be illustrative only and does not purport to be exhaustive or to constitute legal advice. Any Old Summit Shareholder wishing to obtain further information regarding his or her rights as a holder of New Summit Shares under Delaware law should consult his or her US legal advisers.

Following and subject to the Scheme becoming Effective, New Summit will be required to comply with any applicable requirements of the US Securities Act, the US Exchange Act and any other applicable US state or federal securities laws or pursuant to the rules of the Nasdaq Global Market.

Notwithstanding the differences between the provisions of the Companies Act and the Delaware General Corporation Law and between the Old Summit Articles and the New Summit Certificate of Incorporation and the New Summit Bylaws outlined above, with effect from the Scheme Effective Date, the voting rights relating to New Summit Shares will be substantially the same as the Old Summit Shares and the New Summit Shares will rank pari passu for dividends and in all respects with other fully paid New Summit Shares in issue on the Scheme Effective Date.

Copies of the Old Summit Articles, the New Summit Certificate of Incorporation and New Summit Bylaws are also available in electronic form on Old Summit’s website at www.summitplc.com.

2.	Summary of the New Summit Share Plans

2.1	2020 Stock Incentive Plan

On 17 July 2020, New Summit’s board of directors adopted and its shareholder approved the 2020 Stock Incentive Plan (the “2020 Plan”), which, provided the approval of the Old Summit Shareholders is also obtained, will become effective immediately on the Scheme Effective Date. New Summit is seeking approval of the 2020 Plan by the Old Summit Shareholders in an effort to ensure that the 2020 Plan satisfies the requirements of the listing rules of the Nasdaq Global Market, without the cost and delay that a separate meeting of New Summit’s stockholders following the Scheme Effective Date would incur.

The 2020 Plan provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock units and other stock-based awards. Upon effectiveness of the 2020 Plan, the number of shares of New Summit’s common stock that will be reserved for issuance under the 2020 Plan will be the sum of (1) 8,000,000 shares; plus (2) the number of shares (up to a maximum of 5,000,000 shares) as is equal to the number of shares of New Summit’s common stock subject to awards granted by Old Summit prior to the Scheme Effective Date pursuant to the Old Summit Share Plans and assumed or replaced by New Summit on or following the Scheme Effective Date that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by New Summit at their original issuance price pursuant to a contractual repurchase right; plus (3) an annual increase, to be added on the first day of each fiscal year, beginning with the fiscal year ending 31 December 2021 and continuing until, and including, the fiscal year ending 31 December 2030, equal to the least of (i) 6,400,000 shares of New Summit’s common stock (ii) 4 (four) per cent. of the number of shares of New Summit’s common stock outstanding on such date, and (iii) an amount determined by New Summit’s board of directors. Any or all of the shares of common stock available for issuance under the 2020 Plan may be issued as incentive stock options.

Employees, officers, directors, consultants and advisers of New Summit and of New Summit’s present or future parent or subsidiary corporations (and any other business venture in which New Summit has a controlling interest, as determined by the New Summit board of directors) are eligible to receive awards under the 2020 Plan; however, only employees eligible to receive incentive stock options under Section 422 of the US Internal Revenue Code, as amended (the “Code”) may be granted incentive stock options.

Pursuant to the terms of the 2020 Plan, New Summit’s board of directors (or a committee delegated by New Summit’s board of directors) will administer the 2020 Plan and, subject to any limitations set forth in the 2020 Plan, will select the recipients of awards and determine:

•	the number of shares of New Summit’s common stock covered by options and the dates upon which the options become exercisable;

•	the type of options to be granted;

•	the exercise price of options, which price must be at least equal to the fair market value of New Summit’s common stock on the date of grant;

•	the duration of options, which may not be in excess of ten years;

•	the methods of payment of the exercise price of options; and

•

the number of shares of New Summit’s common stock subject to and the terms and conditions of any stock appreciation rights, awards of restricted stock, restricted stock units or other stock-based awards, including conditions for repurchase, measurement price, issue price and repurchase price, if any (though the measurement price of stock appreciation rights must be at least equal to the fair market value of New Summit’s common stock on the date of grant and the duration of such awards may not be in excess of ten years) and any performance conditions.

If New Summit’s board of directors delegates authority to one or more of New Summit’s officers to grant awards under the 2020 Plan, the officer will have the power to make awards to employees, except officers and executive officers (as such terms are defined in the 2020 Plan). New Summit’s board of directors will fix the terms of the awards to be granted by any such officer, the maximum number of shares subject to awards that any such officer may grant, and the time period in which such awards may be granted.

Effect of certain changes in capitalisation

In the event of any stock split, reverse stock split, stock dividend, recapitalisation, combination of shares, reclassification of shares, spin-off or other similar change in capitalisation or event, or any dividend or distribution to holders of New Summit’s common stock other than an ordinary cash dividend, New Summit is required by the 2020 Plan to make equitable adjustments (or make substitute awards, if applicable), in the manner determined by New Summit’s board of directors, to:

•	the number and class of securities available under the 2020 Plan;

•	the share counting rules of the 2020 Plan;

•	the number and class of securities and exercise price per share of each outstanding option;

•	the share and per-share provisions and measurement price of each outstanding stock appreciation right;

•	the number of shares and the repurchase price per share subject to each outstanding award of restricted stock; and

•	the share and per-share related provisions and purchase price, if any, of each outstanding restricted stock unit award and each other stock-based award.

Effect of certain corporate transactions

Upon the occurrence of a merger or other reorganisation event (as defined in the 2020 Plan), New Summit’s board of directors may, on such terms as New Summit’s board of directors determines (except to the extent specifically provided otherwise in an applicable award agreement or other agreement between the participant and New Summit), take any one or more of the following actions pursuant to the 2020 Plan as to all or any (or any portion of) outstanding awards, other than awards of restricted stock:

•

provide that outstanding awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate of the acquiring or succeeding corporation);

•

upon written notice to a participant, provide that all of the participant’s unvested awards will be forfeited immediately prior to the consummation of the reorganisation event and/or vested but unexercised awards will terminate immediately prior to the consummation of such transaction unless exercised, to the extent exercisable, by the participant within a specified period following the date of such notice;

•	provide that outstanding awards will become exercisable, realisable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the reorganisation event;

•

in the event of a reorganisation event pursuant to which holders of New Summit’s common stock will receive a cash payment for each share surrendered in the reorganisation event, make or provide for a cash payment to participants with respect to each award held by a participant equal to (1) the number of shares of New Summit’s common stock subject to the vested portion of the award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such reorganisation event) multiplied by (2) the excess, if any, of the cash payment for each share surrendered in the reorganisation event over the exercise, measurement or purchase price of such award and any applicable tax withholdings, in exchange for the termination of such award;

•

provide that, in connection with New Summit’s liquidation or dissolution, awards convert into the right to receive liquidation proceeds (if applicable, net of the exercise, measurement or purchase price thereof and any applicable tax withholdings); or

•	any combination of the foregoing.

In taking any of the foregoing actions, New Summit’s board of directors is not obligated by the 2020 Plan to treat all awards, all awards held by a participant, or all awards of the same type, identically.

In the case of certain restricted stock units, no assumption or substitution is permitted, and the restricted stock units will instead be settled in accordance with the terms of the applicable restricted stock unit agreement.

Upon the occurrence of a reorganisation event other than New Summit’s liquidation or dissolution, New Summit’s repurchase and other rights with respect to each outstanding award of restricted stock will continue for the benefit of the succeeding company and will, unless New Summit’s board of directors determines otherwise, apply to the cash, securities, or other property which New Summit’s common stock is converted into or exchanged for pursuant to the reorganisation event in the same manner and to the same extent as they applied to the common stock subject to the restricted stock award. However, New Summit’s board of directors may provide for the termination or deemed satisfaction of such repurchase or other rights under the restricted stock award agreement or in any other agreement between a participant and New Summit, either initially or by amendment. Upon the occurrence of a reorganisation event involving New Summit’s liquidation or dissolution, except to the extent specifically provided to the contrary in the restricted stock award agreement or any other agreement between the participant and New Summit, all restrictions and conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied.

New Summit’s board of directors may, at any time, provide that any award under the 2020 Plan will become immediately exercisable in whole or in part, free of some or all restrictions or conditions, or otherwise realisable in whole or in part, as the case may be.

Except with respect to certain actions requiring stockholder approval under the Code, or Nasdaq Stock Market rules, New Summit’s board of directors may amend, modify or terminate any outstanding award under the 2020 Plan, including but not limited to, substituting for the award another award of the same or a different type, changing the date of exercise or realisation, and converting an incentive stock option to a non-statutory stock option, subject to certain participant consent requirements. However, unless New Summit’s stockholders approve such action, the 2020 Plan provides that New Summit may not (except as otherwise permitted in connection with a change in capitalisation or reorganisation event):

•

amend any outstanding stock option or stock appreciation right granted under the 2020 Plan to provide an exercise or measurement price per share that is lower than the then-current exercise or measurement price per share of such outstanding award;

•

cancel any outstanding stock option or stock appreciation right (whether or not granted under the 2020 Plan) and grant a new award under the 2020 Plan in substitution for the cancelled award (other than substitute awards permitted in connection with a merger or consolidation of an entity with New Summit or New Summit’s acquisition of property or stock of another entity) covering the same or a different number of shares of New Summit common stock and having an exercise or measurement price per share lower than the then-current exercise or measurement price per share of the cancelled award;

•

cancel in exchange for a cash payment any outstanding option or stock appreciation right with an exercise or measurement price per share above the then-current fair market value of New Summit’s common stock (valued in the manner determined by (or in the manner approved by) New Summit’s board of directors); or

•

take any other action that constitutes a “repricing” within the meaning of Nasdaq Stock Market rules or rules of any other exchange or marketplace on which New Summit’s common stock is listed or traded.

No award may be granted under the 2020 Plan on or after the date that is ten years from the effectiveness of the 2020 Plan. New Summit’s board of directors may amend, suspend or terminate the 2020 Plan at any time, except that stockholder approval may be required to comply with applicable law or stock market requirements.

2.2	2020 Employee Stock Purchase Plan

On 17 July 2020, New Summit’s board of directors adopted and its shareholder approved the 2020 Employee Stock Purchase Plan (the “2020 ESPP”), which, provided the approval of the Old Summit Shareholders is also obtained, will become effective on the Scheme Effective Date. New Summit is seeking approval of the 2020 ESPP by the Old Summit Shareholders in an effort to ensure that the 2020 ESPP satisfies the requirements of the listing rules of the Nasdaq Global Market, without the cost and delay that a separate meeting of New Summit’s stockholders following the Scheme Effective Date would incur.

The 2020 ESPP will be administered by New Summit’s board of directors or by a committee appointed by New Summit’s board of directors. The 2020 ESPP initially provides participating employees with the opportunity to purchase up to an aggregate of 1,000,000 shares of New Summit’s common stock. The number of shares of New Summit’s common stock reserved for issuance under the 2020 ESPP will automatically increase on the first day of each fiscal year, beginning with the fiscal year commencing on 1 January 2021 and continuing for each fiscal year until, and including the fiscal year commencing on, 1 January 2030, in an amount equal to the lowest of (1) 1,600,000 shares of New Summit’s common stock, (2) 1 (one) per cent. of the number of shares of New Summit’s common stock outstanding on such date, and (3) an amount determined by New Summit’s board of directors.

All of New Summit’s employees and employees of any designated subsidiary, as defined in the 2020 ESPP, are eligible to participate in the 2020 ESPP, provided that:

•	such person is customarily employed by New Summit or a designated subsidiary for more than 20 hours a week and for more than five months in a calendar year;

•	such person has been employed by New Summit or by a designated subsidiary for at least three months prior to enrolling in the 2020 ESPP; and

•	such person was New Summit’s employee or an employee of a designated subsidiary on the first day of the applicable offering period under the 2020 ESPP.

New Summit retains the discretion to determine which eligible employees may participate in an offering under applicable regulations.

New Summit expects to make one or more offerings to eligible employees to purchase stock under the 2020 ESPP beginning at such time and on such dates as New Summit’s board of directors may determine, or on the first business day thereafter. Each offering will consist of a six-month offering period during which payroll deductions will be made and held for the purchase of New Summit’s common stock at the end of the offering period. New Summit’s board of directors or a committee designated by the board of directors may, at its discretion, choose a different period of not more than 12 months for offerings.

On each offering commencement date, each participant will be granted an option to purchase, on the last business day of the offering period, up to a number of shares of New Summit’s common stock determined by multiplying US$2,083 by the number of full months in the offering period and dividing that product by the closing price of New Summit’s common stock on the first day of the offering period. No employee may be granted an option under the 2020 ESPP that permits the employee’s rights to purchase shares under the 2020 ESPP and any other employee stock purchase plan of New Summit’s or of any of New Summit’s subsidiaries to accrue at a rate that exceeds US$25,000 of the fair market value of New Summit’s common stock (determined as of the first day of each offering period) for each calendar year in which the option is outstanding. In addition, no employee may purchase shares of New Summit’s common stock under the 2020 ESPP that would result in the employee owning 5 per cent. or more of the total combined voting power or value of New Summit’s stock or the stock of any of New Summit’s subsidiaries.

Each eligible employee may authorise up to a maximum of 15 per cent. of his or her compensation to be deducted by New Summit during the offering period. Each employee who continues to be a participant in the 2020 ESPP on the last business day of the offering period will be deemed to have exercised an option to purchase from New Summit the number of whole shares of New Summit’s common stock that his or her accumulated payroll deductions on such date will pay for, not in excess of the maximum numbers set forth above. Under the terms of the 2020 ESPP, the purchase price will be determined by New Summit’s board of directors or the committee for each offering period and will be at least 85 per cent. of the applicable closing price of New Summit’s common stock. If New Summit’s board of directors or the committee does not make a determination of the purchase price, the purchase price will be 85 per cent. of the lesser of the closing price of New Summit’s common stock on the first business day of the offering period or on the last business day of the offering period.

An employee may at any time prior to the close of business on the fifteenth business day (or such other number of days as is determined by New Summit) prior to the end of the offering period, and for any reason, permanently withdraw from participating in the offering and permanently withdraw the balance accumulated in the employee’s account. Partial withdrawals are not permitted. If an employee elects to discontinue his or her payroll deductions during an offering period but does not elect to withdraw his or her funds, funds previously deducted will be applied to the purchase of common stock at the end of the offering period. If a participating employee’s employment ends before the last business day of an offering period, no additional payroll deductions will be taken and the balance in the employee’s account will be paid to the employee.

New Summit will be required to make equitable adjustments to the extent determined by New Summit’s board of directors or a committee thereof to the number and class of securities available under the 2020 ESPP, the share limitations under the 2020 ESPP, and the purchase price for an offering period under the 2020 ESPP to reflect stock splits, reverse stock splits, stock dividends, recapitalisations, combinations of shares, reclassifications of shares, spin-offs and other similar changes in capitalisation or events or any dividends or distributions to holders of New Summit’s common stock other than ordinary cash dividends.

In connection with a merger or other reorganisation event, as defined in the 2020 ESPP, New Summit’s board of directors or a committee of New Summit’s board of directors may take any one or more of the following actions as to outstanding options to purchase shares of New Summit’s common stock under the 2020 ESPP on such terms as New Summit’s board of directors or committee thereof determines:

•	provide that options will be assumed, or substantially equivalent options will be substituted, by the acquiring or succeeding corporation (or an affiliate of the acquiring or succeeding corporation);

•

upon written notice to employees, provide that all outstanding options will be terminated immediately prior to the consummation of such reorganisation event and that all such outstanding options will become exercisable to the extent of accumulated payroll deductions as of a date specified by the board of directors or committee thereof in such notice, which date will not be less than ten days preceding the effective date of the reorganisation event;

•

upon written notice to employees, provide that all outstanding options will be cancelled as of a date prior to the effective date of the reorganisation event and that all accumulated payroll deductions will be returned to participating employees on such date;

•

in the event of a reorganisation event under the terms of which holders of New Summit’s common stock will receive upon consummation thereof a cash payment for each share surrendered in the reorganisation event, change the last day of the offering period to be the date of the consummation of the reorganisation event and make or provide for a cash payment to each employee equal to (1) the cash payment for each share surrendered in the reorganisation event times the number of shares of New Summit’s common stock that the employee’s accumulated payroll deductions as of immediately prior to the reorganisation event could purchase at the applicable purchase price, where the cash payment for each share surrendered in the reorganisation event is treated as the fair market value of New Summit’s common stock on the last day of the applicable offering period for purposes of determining the purchase price and where the number of shares that could be purchased is subject to the applicable limitations under the 2020 ESPP minus (2) the result of multiplying such number of shares by the purchase price; and/or

•	provide that, in connection with New Summit’s liquidation or dissolution, options convert into the right to receive liquidation proceeds (net of the purchase price thereof).

New Summit’s board of directors may at any time, and from time to time, amend or suspend the 2020 ESPP or any portion of the 2020 ESPP. New Summit will obtain stockholder approval for any amendment if such approval is required by Section 423 of the Code. Further, New Summit’s board of directors may not make any amendment that would cause the 2020 ESPP to fail to comply with Section 423 of the Code. The 2020 ESPP may be terminated at any time by New Summit’s board of directors. Upon termination, New Summit will refund all amounts in the accounts of participating employees.

3.	Taxation

The directors of New Summit intend to conduct New Summit’s affairs such that, based on current law and practice of the relevant tax authorities, New Summit will not become resident for tax purposes in any other territory other than the United States. It is assumed that New Summit does not become resident in a territory other than the United States.

3.1	Material US Federal Income Tax Consequences of the Scheme

The following general discussion sets forth the anticipated material United States federal income tax consequences of the Scheme to holders of Old Summit Shares or Old Summit ADSs that exchange their Old Summit Shares or Old Summit ADSs for New Summit Shares. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any United States federal laws other than those pertaining to income tax. This discussion is based upon the Code, the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this discussion. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those Old Summit Shareholders who, at the Scheme Record Time, are “US Holders” (as defined below) holding their Old Summit Shares or Old Summit ADSs as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organisation;

•	a pass-through entity (or an investor in a pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Old Summit ADSs that received Old Summit Shares or Old Summit ADSs through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that is not a US Holder;

•	a person that has a functional currency other than the US dollar; or

•	a holder of Old Summit ADSs that holds Old Summit Shares or Old Summit ADSs as part of a hedge, straddle, constructive sale, wash sale, conversion or other integrated transaction.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the Scheme, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. Determining the actual tax consequences of the Scheme to you may be complex. They will depend on your specific situation and on factors that are not within the control of Old Summit or New Summit. You should consult with your own tax adviser as to the tax consequences of the Scheme in your particular circumstances.

For purposes of this discussion, the term “US Holder” means a beneficial owner of Old Summit Shares or Old Summit ADSs that is for United States federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation, organised in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a US person for United States federal income tax purposes or (iv) an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source.

The United States federal income tax consequences to a partner in an entity or arrangement that is treated as a partnership for United States federal income tax purposes and that holds Old Summit Shares or Old Summit ADSs generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Old Summit Shares or Old Summit ADSs should consult their own tax advisers.

Tax Consequences of the Scheme Generally

Although there is no US federal income tax authority directly addressing the tax consequences of the Scheme and the matters described below are not free from doubt, the following summary describes the principal US federal income tax consequences expected to apply to US Holders who participate in the Scheme. The parties intend for the Scheme to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the obligations of Old Summit and New Summit to complete the Scheme that each of Old Summit and New Summit receive an opinion dated the Scheme Record Time, to the effect that the Scheme will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on representation letters provided by Old Summit and New Summit and on customary factual assumptions. Neither of the opinions described above will be binding on the Internal Revenue Service. Old Summit and New Summit have not sought and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the Scheme and as a result, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

Provided the Scheme qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the expected US federal income tax consequences of the Scheme to holders or Old Summit Shares or Old Summit ADSs are as follows:

•

subject to the discussion below regarding effects on certain US shareholders and to the possible application of the special rules discussed below regarding the “passive foreign investment company” or “PFIC” rules, a holder who receives solely New Summit Shares in exchange for Old Summit Shares or Old Summit ADSs in the Scheme will not recognise any gain or loss upon the Scheme, except with respect to any cash received in lieu of a fractional entitlement in an amount equal to the difference between the amount of cash received and the portion of the holder’s tax basis in the Old Summit Share or Old Summit ADS that would be allocated to the fractional entitlement for which cash was received; and

•

the aggregate tax basis of a holder of Old Summit Shares or Old Summit ADSs will be the same as the aggregate basis in such holder’s Old Summit Shares or Old Summit ADSs, reduced by any basis allocable to a fractional entitlement. The holding period of a holder of New Summit Shares received in the Scheme will include such holder’s holding period for the Old Summit Shares or Old Summit ADSs, as the case may be, exchanged therefor. If holders acquired different blocks of Old Summit Shares or Old Summit ADSs at different times or different prices, any gain or loss may be determined with reference to each block of Old Summit Shares or Old Summit ADSs, as the case may be. Any such holders should consult their tax advisers regarding the manner in which cash and New Summit Shares received in the Scheme should be allocated among different blocks of Old Summit Shares or Old Summit ADSs and with respect to identifying the bases or holding periods of the particular New Summit Shares received in the Scheme.

Gain or loss that Old Summit Shareholders recognise in connection with the Scheme will generally constitute capital gain or loss and will constitute long-term capital gain or loss if such holders have held their Old Summit ADSs for more than one year as of the Scheme Record Time. Long-term capital gain of certain non-corporate Old Summit Shareholders, including individuals, is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. In some cases, if a holder actually or constructively owns New Summit Shares other than New Summit Shares received pursuant to the Scheme, the recognised gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends upon each holder’s particular circumstances, including the application of constructive ownership rules, New Summit Shareholders should consult their tax advisers regarding the application of the foregoing rules to their particular circumstances.

Effects on Certain US Shareholders

The Scheme should qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code. In such case, subject to the potential application of the PFIC rules, the tax treatment of a US Holder in connection with the Scheme should be as follows:

•	US Holders that own Old Summit ADSs with a fair market value at the Scheme Record Time of less than US$50,000

US Holders that own Old Summit ADSs with a fair market value of less than US$50,000 at the Scheme Record Time should not recognise gain or loss for US federal income tax purposes as a result of the Scheme.

•	US Holders that own Old Summit ADSs with a fair market value at the Scheme Record Time of US$50,000 or more (but are not 10 per cent. US Holders)

A US Holder that owns Old Summit ADSs with a fair market value of US$50,000 or more (but who is not a “10 per cent. US Holder,” as defined below) at the Scheme Record Time should, unless such holder validly makes the “all earnings and profits” election described below, recognise gain, but not loss, with respect to the US Holder’s Old Summit ADSs deemed exchanged for New Summit Shares. In lieu of recognising such taxable gain, a US Holder that validly makes the “all earnings and profits” election will be required to include in income, as a deemed dividend, the “all earnings and profits amount” (as defined under applicable Treasury Regulations) that is attributable, under US tax principles, to such US Holder’s Old Summit ADSs. In general, the “all earnings and profits amount” attributable to Old Summit ADSs held by a US Holder should depend on our accumulated earnings and profits (as determined under US federal income tax principles) from the date that the Old Summit ADSs (or, if earlier, the Old Summit Shares represented thereby) were acquired by such US Holder through the Scheme Record Time. A US Holder that wishes to make an “all earnings and profits” election must comply with strict conditions for making this election under applicable Treasury Regulations.

•	10 per cent. US Holders

A 10 per cent. US Holder (defined below) is subject to special rules that will generally require such 10 per cent. US Holder to include in income, as a deemed dividend, the “all earnings and profits amount” attributable to the Old Summit ADSs owned by such US Holder at the Scheme Record Time.

•	Al earnings and profits amount

We are currently in the process of determining our historical earnings and profits and also expect to determine our earnings and profits for the portion of 2020 ending with the Scheme Record Time. We may not complete this determination until after completion of the Scheme. The determination of our earnings and profits is a complex determination and may be impacted by numerous factors. Accordingly, there can be no assurance that the Internal Revenue Service will agree with our determination of such earnings and profits. If the Internal Revenue Service does not agree with our determination, our actual earnings and profits may differ from the amount shown on our initial determination, which could adversely affect the US tax position of a US Holder choosing or required to include the all earnings and profits amount in the US Holder’s taxable income.

The PFIC rules

If we have been a PFIC for any taxable year during which a US Holder has held Old Summit ADSs, certain adverse tax consequences could apply to such US Holder in connection with the transactions described above.

Backup Withholding

Payments of cash to a non-corporate holder of Old Summit ADSs in connection with the Scheme may be subject to information reporting and backup withholding (currently at a rate of 24 per cent.). Such a holder generally will not be subject to backup withholding, however, if the holder:

•	furnishes a correct taxpayer identification number and any other required information to the exchange agent; or

•	provides proof of an applicable exemption from backup withholding any amounts withheld under the backup withholding rules are not additional tax and will generally be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

This summary of certain material United States federal income tax consequences is for general information only and is not tax advice. You are urged to consult your tax adviser with respect to the application of United States federal income tax laws to your particular situation as well as any tax consequences arising under the United States federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction.

3.2	UK taxation

The following paragraphs, which are intended as a general guide only and not a substitute for detailed tax advice, are based on current legislation and on what is understood to be current HM Revenue and Customs practice. They summarise certain aspects of the UK taxation consequences of the Scheme and the holding and future disposal of New Summit Shares. Unless otherwise expressly stated, they apply only to Old Summit Shareholders (or New Summit Shareholders) who are resident in the United Kingdom for taxation purposes, who hold their Old Summit Shares (and who will hold their New Summit Shares) as an investment (other than under an individual savings account (“ISA”) or a Self-Invested Personal Pension (“SIPP”)), who are the absolute beneficial owners of those shares and who have not (and are not deemed to have) acquired those shares by virtue of an office or employment (whether current, historic or prospective). In addition, these comments may not apply to certain classes of holders of Old Summit Shares or New Summit Shares such as collective investment schemes and insurance companies.

This section does not constitute tax advice or purport to be a comprehensive analysis of all the potential tax consequences. Old Summit Shareholders who are in any doubt as to their tax position in relation to the Proposals or the holding or future disposal of New Summit Shares, or who are subject to tax in a jurisdiction other than the UK, should seek independent professional advice as to the potential tax consequences for them under the laws of their country and/or state of citizenship, domicile or residence.

The following paragraphs have been prepared on the basis that New Summit will be resident in the United States, and not resident in the United Kingdom, for tax purposes. References below to a person being UK resident are to the person being UK resident for tax purposes.

UK taxation consequences of the Scheme

Distribution

The implementation of the Scheme should not be treated as involving a distribution subject to UK tax as income.

Taxation of chargeable gains

On implementation of the Scheme, for the purposes of UK taxation of chargeable gains:

(a)

an Old Summit Shareholder who does not hold (either alone or together with persons connected with him) more than 5 per cent. of, or of any class of, shares in or debentures of Old Summit should not be treated as having made a disposal or part disposal of his Old Summit Shares. Instead any chargeable gain or allowable loss which would otherwise have arisen on a disposal of such holder’s Old Summit Shares should be “rolled over” into the holder’s New Summit Shares. This means that the New Summit Shares should be treated as the same asset, and as having been acquired at the same time and for the same consideration, as the Old Summit Shares from which they are derived; and

(b)

an Old Summit Shareholder who does hold (either alone or together with persons connected with him) more than 5 per cent. of, or of any class of, shares in or debentures of Old Summit should, similarly, not be treated as having made a disposal or part disposal of his Old Summit Shares, such that any chargeable gain or allowable loss which would otherwise have arisen on a disposal of such holder’s Old Summit Shares should be “rolled over” into such holder’s New Summit Shares (as described and with the consequences set out above), provided it is the case that the Scheme:

(i)	is effected for bona fide commercial reasons; and

(ii)	does not form part of a scheme or arrangements of which the main purpose, or one of the main purposes, is avoidance of liability to capital gains tax or corporation tax.

If conditions (i) and (ii) are not met, then such an Old Summit Shareholder will be treated, on receiving New Summit Shares as consideration for the cancellation of his Old Summit Shares, as having made a disposal of the Old Summit Shares. This may, depending on individual circumstances, give rise to a chargeable gain or allowable loss.

Application may be made to HM Revenue and Customs under section 138 of the Taxation of Chargeable Gains Act 1992 for advance clearance that they accept that these conditions will be met. Such an application has been made and clearance has been granted.

Disposal of Old Summit Shares

The following would apply to Old Summit Shareholders that, as a result of the implementation of the Scheme, are (under the rules in (b) above) treated as disposing of their Old Summit Shares.

•

For an Old Summit Shareholder who is a UK resident individual, such a disposal of Old Summit Shares may give rise to a chargeable gain subject to capital gains tax, subject to any available exemption or relief, or to an allowable loss. A UK resident individual is entitled to an annual exemption meaning that gains made during a tax year up to a certain amount are exempt from capital gains tax. For the tax year 6 April 2020 to 5 April 2021 the annual exempt amount is £12,000. In respect of chargeable gains for any tax year which are in excess of the annual exempt amount, capital gains tax will generally be charged at 10 per cent. to the extent that the aggregate of such chargeable gains and total taxable income for the tax year, after all allowable deductions (including losses and the income tax personal allowance), are less than the upper limit of the income tax basic rate band. To the extent that such aggregate of chargeable gains and income exceeds the upper limit of the income tax basic rate band, capital gains tax will be charged at 20 per cent.

•

For an Old Summit Shareholder that is a company resident in the UK, and so within the charge to UK corporation tax, such a disposal of Old Summit Shares may give rise to a chargeable gain subject to corporation tax (currently at the rate of 19 per cent.), subject to any available relief or exemption, or to an allowable loss.

•

For corporate shareholders only, indexation allowance will apply for the purposes of calculating any chargeable gain (but not to the extent that it would give rise to or increase an allowable loss). This operates by increasing the original allowable costs of acquisition of the asset disposed of, if acquired before 31 December 2017, by reference to the increase in the retail prices index between the date of acquisition of the asset and 31 December 2017 (indexation allowance does not apply in respect of any period after 31 December 2017).

•

Subject to the following two sub-paragraphs, Old Summit Shareholders (whether individuals or companies) that are not resident in the UK will not be subject to UK taxation on chargeable gains (though they may be subject to taxation under their local law).

•

However, for an Old Summit Shareholder (whether an individual or a company) that is not resident in the UK but carries on a trade, profession or vocation in the UK through a branch or agency (or, in the case of a non-UK resident corporate shareholder, a permanent establishment) to which the Old Summit Shares are attributable, the above rules apply as if such shareholder was UK resident.

•

An Old Summit Shareholder who is an individual and who has previously been resident in the UK may in some cases be subject to UK capital gains tax on such disposal in the event that he becomes resident in the UK again.

UK taxation consequences of disposing of New Summit Shares

A subsequent disposal of New Summit Shares by a New Summit Shareholder may, depending on his individual circumstances, give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains. The rules in relation to disposals of Old Summit Shares described above (in the section entitled “UK taxation consequences of the Scheme”) will apply similarly.

On the basis that implementation of the Scheme did not give rise to a disposal of the New Summit Shareholder’s Old Summit Shares, such that any gain (or loss) was “rolled over” into the New Summit Shares (as described above), any chargeable gain or allowable loss on the disposal of New Summit Shares should be calculated taking into account the allowable original cost to the Old Summit Shareholder of acquiring the Old Summit Shares from which the New Summit Shares are derived.

On the basis that the New Summit Shares (being shares in a company that is not incorporated in the UK) will be non UK sited assets, a New Summit Shareholder that is an individual who is resident but not domiciled in the UK may, provided all relevant claims are made and charges paid, be liable to UK capital gains tax but only to the extent that chargeable gains (including rolled over gain) made on the disposal of New Summit Shares are remitted or deemed to be remitted to the UK.

Taxation of dividends

The following sets out certain UK tax implications of the payment by New Summit of cash dividends to various categories of shareholder.

UK resident and domiciled individual New Summit Shareholders

The tax treatment of dividends paid to New Summit Shareholders who are individuals and UK resident and domiciled is (except to the extent that such dividends are earned through an ISA, a SIPP or other regime which exempts the dividends from tax) as follows:

•

dividends received by such an individual New Summit Shareholder from New Summit will form part of the shareholder’s total income for income tax purposes and will represent the highest part of that income;

•

for the tax year 6 April 2020 to 5 April 2021, a nil rate of income tax applies to the first £2,000 of dividend income (from New Summit and other sources) received by such a shareholder in the tax year (the “Nil Rate Amount”); and

•	any dividend income received by such a shareholder in a tax year in excess of the Nil Rate Amount is taxed at a special rate, as set out below.

Where such a New Summit Shareholder’s dividend income for a tax year exceeds the Nil Rate Amount, the excess amount (the “Relevant Dividend Income”) will be subject to income tax at the following rates for the tax year 6 April 2020 to 5 April 2021:

•	at the rate of 7.5 per cent., to the extent that the Relevant Dividend Income falls below the threshold for the higher rate of income tax;

•

at the rate of 32.5 per cent., to the extent that the Relevant Dividend Income falls above the threshold for the higher rate of income tax but below the threshold for the additional rate of income tax; and

•	at the rate of 38.1 per cent., to the extent that the Relevant Dividend Income falls above the threshold for the additional rate of income tax.

In determining whether and, if so, to what extent the Relevant Dividend Income falls above or below the threshold for the higher rate of income tax or, as the case may be, the additional rate of income tax, the New Summit Shareholder’s total dividend income for the tax year in question (including the part within the Nil Rate Amount) will, as noted above, be treated as the highest part of his or her total income for income tax purposes.

Such an individual New Summit Shareholder will be taxable on the total of the dividend before deduction of any amount deducted in respect of United States dividend withholding tax (the “gross dividend”).

UK resident but non-UK domiciled individual New Summit Shareholders

If the relevant individual New Summit Shareholder is eligible to receive and is claiming the remittance basis of taxation and remits a dividend paid on the New Summit Shares, the individual will be subject to UK income tax at a rate of 20 per cent. on the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax, in which case the individual will, to that extent, pay UK income tax at a rate of 40 per cent., unless and except to the extent that the gross dividend falls above the threshold for the additional rate of income tax, in which case the individual will, to that extent, pay UK income at a rate of 45 per cent., in each case less any amount which has been deducted in respect of United States dividend withholding tax.

Corporate New Summit Shareholders

The taxation of dividends received by New Summit Shareholders that are companies within the charge to UK corporation tax depends upon whether or not they are “small companies” for the purposes of Part 9A of the Corporation Tax Act 2009 (the UK legislation that applies to the taxation of dividends received by companies). A company will be within the charge to UK corporation tax in respect of dividends paid by New Summit if the company is either UK resident or non-UK resident but carrying on a trade in the UK through a branch, agency or permanent establishment and the New Summit Shares are attributable to such branch, agency or permanent establishment. Companies within the charge to UK corporation tax are referred to below as “UK companies”.

A UK company that is a “small company” and is in receipt of a dividend from New Summit will not generally be subject to corporation tax on the dividend provided certain conditions are met, including an anti-avoidance condition.

A UK company that is not a “small company” and is in receipt of a dividend from New Summit will not generally be subject to corporation tax on the dividend provided the dividend falls within an exempt class in Part 9A of the Corporation Tax Act 2009 and certain conditions are met, including an anti-avoidance condition. Examples of exempt classes (as defined in Chapter 3 of Part 9A of the Corporation Tax Act 2009) include dividends paid on shares that are “ordinary shares” (that is shares that do not carry any present or future preferential rights to dividends or to the Company’s assets on its winding up) and are not “redeemable” (as defined for the purpose of the Corporation Tax Act 2009) and dividends paid to a person holding less than 10 per cent. of the issued share capital of the payer (or any class of that share capital in respect of which such dividends are paid). However, the exemptions are not comprehensive and are subject to anti-avoidance rules. A UK company receiving a dividend which does not fall within an exempt class will be liable to UK corporation tax in respect of the dividend (currently, for the financial year 1 January 2020 to 31 December 2020, at a rate of 19 per cent.).

Other New Summit Shareholders

New Summit Shareholders that are UK resident but exempt from UK tax on dividends, including exempt pension funds and charities, will not be entitled to any tax credit in respect of dividends paid by New Summit.

Transfer of assets abroad: anti-avoidance legislation

The attention of individuals resident in the UK is drawn to Chapter 2 of Part 13 of the Income Tax Act 2007 (“ITA 2007”), which may render such individuals liable to income tax in respect of undistributed income or profits of New Summit. These provisions apply where a UK resident person makes a “relevant transfer” to a non-resident person and as a result income from which the individual may benefit becomes payable to that non-resident person.

However, the provisions do not apply if one of several exemptions apply. An exemption (under section 742A ITA 2007) applies if conditions (a) to (c) below are met, namely:

(a)	that viewed objectively, the transaction must be considered to be a genuine commercial transaction having regard to any arrangements under which it is effected and any other relevant circumstances;

(b)

if the individual were to be liable under Chapter 2 by reference to the transaction his liability would constitute an unjustified and disproportionate restriction on a freedom protected by a “relevant treaty” (namely a treaty made under Title II or IV of Part 3 of the Treaty on the Functioning of the EU or under Part II or III of the EEA Agreement); and

(c)

the individual satisfies an officer of HM Revenue and Customs that, viewed objectively, the transaction must be considered to be a genuine commercial transaction having regard to any arrangements under which it is effected and any other relevant circumstances.

New Summit Shareholders are advised to take independent advice on the potential application of Chapter 2 of Part 13 of the ITA 2007 in the light of their own circumstances.

Attribution of gains to members of non-UK resident close companies

The attention of UK resident persons (whether or not domiciled in the UK) is drawn to the provisions of section 3 of the Taxation of Chargeable Gains Act 1992. Under these provisions, if a non-UK resident company (such as New Summit) is controlled by five or fewer persons, or by its directors, then, if certain conditions are satisfied, the capital gains of the company may be apportioned and taxed in the hands of any UK resident participator in the company if and to the extent that his indirect share of the gain (including the share of any person connected with him) exceeds 25 per cent. These rules only apply if the gain is connected to avoidance of capital gains tax or corporation tax. The rules apply to non-domiciled persons in a modified way.

Stamp Duty and Stamp Duty Reserve Tax

No stamp duty or stamp duty reserve tax (“SDRT”) will be payable on the cancellation of the Old Summit Shares or the allotment and the issue of New Summit Shares pursuant to the Scheme.

The conveyance or transfer on sale of shares is generally subject to ad valorem stamp duty, normally at a rate of 0.5 per cent. (rounded up to the nearest £5) of the amount or value of the consideration. No duty is payable on transactions, the total value of which is less than £1,000.

UK stamp duty will in principle be payable on any instrument of transfer of the New Summit Shares which is executed in the UK or which “relates to any matter or thing done or to be done” in the UK. However, in practice, UK stamp duty should generally not need to be paid on any instruments transferring New Summit Shares, provided that such transfer instruments are executed and retained outside of the UK. No UK SDRT will be payable in respect of any agreement to transfer New Summit Shares. These statements have been prepared on the basis that the New Summit Shares are not registered in a register kept in the UK by or on behalf of New Summit. It is not intended that such a register will be kept in the UK. The New Summit Shares will be registered in a register kept in Delaware.

PART 4

SCHEME OF ARRANGEMENT

(under Part 26 of the Companies Act 2006)

IN THE HIGH COURT OF JUSTICE BUSINESS AND PROPERTY COURTS OF ENGLAND AND WALES COMPANIES COURT (ChD)	CR-2020-002941

IN THE MATTER OF SUMMIT THERAPEUTICS PLC

and

IN THE MATTER OF THE COMPANIES ACT 2006

SCHEME OF ARRANGEMENT

(under Part 26 of the Companies Act 2006)

between

SUMMIT THERAPEUTICS PLC

and

THE HOLDERS OF THE SCHEME SHARES

(as hereinafter defined)

PRELIMINARY

Preliminary

(A)

In this scheme of arrangement, references to Clauses are references to clauses of this scheme of arrangement and the following expressions shall, unless inconsistent with the subject or context, bear the following meanings:

ADS	an American depositary share;

Business Day	means a day (other than a Saturday, Sunday or public holiday) on which banks are open for general banking business in the City of London;

Circular	the circular in respect of the Scheme dated 27 July 2020 sent by Summit to the holders of Old Summit Shares and holders of Old Summit ADSs, of which this Scheme forms a part, containing and setting out the full terms and conditions of this Scheme and containing the notices convening the Court Meeting and the General Meeting;

Companies Act	the Companies Act 2006 including any statutory modification or re-enactment thereof from time to time in force;

Computershare	Computershare Trust Company, N.A.;

Court	the High Court of Justice in England and Wales;

Court Hearing	the hearing by the Court to sanction this Scheme under section 899 of the Companies Act including any adjournments thereof;

Court Meeting	the meeting of Scheme Shareholders convened by order of the Court pursuant to sections 895 to 899 of the Companies Act to consider and, if thought fit, approve (with or without modification) this Scheme, notice of which is set out in Part 5 of the Circular, or any adjournment thereof;

CREST	the electronic transfer and settlement system for the paperless settlement of trades in listed securities operated by Euroclear UK & Ireland Limited;

Deposit Agreement	the agreement dated 4 March 2015 between Old Summit, the Depositary and Old Summit ADS holders, containing the terms applicable to the Old Summit ADSs;

Depositary	The Bank of New York Mellon, as depositary for the Old Summit ADSs;

DTC	The Depository Trust Company;

Effective	the Scheme having become effective in accordance with Clause 6;

General Meeting	the general meeting of Old Summit convened for 1.40 p.m. on 19 August 2020 or if later, as soon as possible after the conclusion or adjournment of the Court Meeting notice of which is set out in Part 6 of the Circular, or any adjournment thereof;

Holder	a registered holder of Old Summit Shares and includes any person entitled by transmission;

Latest Practicable Date	24 July 2020;

Link Asset Services	a trading name for Link Registrars Limited, being Old Summit’s registrars;

New Ordinary Shares	the new ordinary shares in Old Summit of one pence each to be issued to New Summit pursuant to this Scheme;

New Summit	Summit Therapeutics Inc., a Delaware corporation;

New Summit Shares	shares of common stock, par value US$0.01 per share, of New Summit;

Old Summit	Summit Therapeutics plc, a company incorporated in England and Wales with registered number 05197494;

Old Summit ADS	an ADS representing five Old Summit Shares;

Old Summit Articles	the articles of association of Old Summit as at the date of this Scheme;

Old Summit Reduction of	the reduction of capital in Old Summit through the cancellation of

Capital	the Scheme Shares pursuant to sections 641 to 653 of the Companies Act;

Old Summit Share Plans	the Summit Therapeutics plc 2016 Long Term Incentive Plan, the VASTox plc 2005 EMI Scheme Rules and other arrangements under which incentives in relation to Old Summit Shares have been agreed with directors and/or consultants to Old Summit or the Summit Group before the Scheme Effective Date;

Old Summit Shares	ordinary shares of £0.01 each in the capital of Old Summit;

Overseas Shareholders	a Scheme Shareholder who is, or who Old Summit reasonably believes is, a citizen, resident or national of any jurisdiction outside the United Kingdom;

Scheme	this proposed scheme of arrangement made under Part 26 of the Companies Act between Old Summit and the Scheme Shareholders in its present form or with or subject to any modification, addition or condition approved or imposed by the Court and/or agreed to in accordance with Clause 7;

Scheme Effective Date	the date on which the Scheme becomes Effective;

Scheme Record Time	close of business on the Business Day immediately preceding the date of the Court Hearing;

Scheme Shareholder	a holder of Scheme Shares and a “Scheme Shareholder” shall mean any one of those Scheme Shareholders;

Scheme Shares	(a) the Old Summit Shares in issue at the date of this Scheme;

(b) any Old Summit Shares issued after the date of this Scheme and before the Voting Record Time; and

(c)   any Old Summit Shares issued at or after the Voting Record Time and prior to the Scheme Record Time, on terms that the holder shall be bound by this Scheme or, in the case of any holders of any such shares issued prior to the amendments to the Old Summit Articles to be adopted at the General Meeting, in respect of which the holder shall have agreed in writing to be bound by this Scheme, and in each case (where the context requires) remaining in issue at the Scheme Record Time and in each case excluding any Old Summit Shares held by New Summit;

Statement of Capital	the statement of capital approved by the Court showing the information required by section 649 of the Companies Act with respect to Old Summit’s share capital as altered by the Old Summit Reduction of Capital;

Summit Group	Old Summit and its subsidiary undertakings, or following the Scheme becoming Effective, New Summit and its subsidiary undertakings, as the context may require;

UK or United Kingdom	the United Kingdom of Great Britain and Northern Ireland; and

Voting Record Time	1.30 p.m. on 17 August 2020 or, if the Court Meeting is adjourned, 1.30 p.m. on the day which is two days (excluding any part of a day that is not a Business Day) before such adjourned meeting.

(B)	The share capital of Old Summit as at the date of this Scheme is 336,159,511 ordinary shares of one pence each, all of which are in issue and fully paid up, there being no treasury shares.

(C)

Options, awards and warrants in respect of 62,124,712 Old Summit Shares have been granted pursuant to the Old Summit Share Plans and the Old Summit Warrants and remain unexercised at the Latest Practicable Date.

(D)	New Summit was incorporated in Delaware on 17 July 2020 as a corporation.

(E)

The authorised capital stock of New Summit at the date of this Scheme is 1,000,000 shares of common stock, par value US$0.01 per share, of which 100 are issued and are fully paid and are intended to be cancelled by New Summit immediately after the Scheme Effective Date.

(F)

New Summit has agreed to appear by Counsel at the Court Hearing and to undertake to the Court to be bound thereby and to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to the Scheme.

The Scheme

1.	Cancellation of Scheme Shares

1.1	The share capital of Old Summit shall be reduced by cancelling and extinguishing the Scheme Shares.

1.2

Immediately upon the cancellation of the Scheme Shares referred to in Clause 1.1 taking effect, Old Summit shall be re-registered as a private company pursuant to section 651 of the Companies Act and the Old Summit Articles shall be amended accordingly.

1.3

Subject to and conditional on the re-registration of Old Summit as a private company referred to in Clause 1.2, the reserve arising in the books of account of Old Summit as a result of such cancellation shall be capitalised and applied in paying up in full at par such number of New Ordinary Shares as shall be equal to the number of Scheme Shares cancelled pursuant to Clause 1.1 above, which shall be allotted and issued (credited as fully paid and free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of whatsoever nature and together with all rights attaching to them credited as fully paid) to New Summit and/or its nominee(s).

2.	Consideration for the cancellation of the Scheme Shares

2.1

In consideration of the cancellation of the Scheme Shares and the issue of the New Ordinary Shares to New Summit pursuant to Clause 1.3, New Summit shall (subject to the provisions of Clause 2.3 allot and issue to, or for the account of, the Scheme Shareholders one New Summit Share for every five Scheme Shares held by that holder (as appearing in the register of members of Old Summit at the Scheme Record Time).

2.2

The New Summit Shares allotted and issued pursuant to Clause 2.1 shall be issued credited as fully paid and shall be entitled to all dividends and other distributions declared, paid or made by New Summit on the shares of common stock of New Summit by reference to a record date at or after the Scheme Effective Date.

2.3

The provisions of Clause 2.1 shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any Scheme Shareholder with a registered address in a jurisdiction outside the United Kingdom or whom Old Summit reasonably believes to be a citizen, resident or national of a jurisdiction outside the United Kingdom, Old Summit is advised that the allotment and/or issue of New Summit Shares would or may infringe the laws of such jurisdiction or would or may require Old Summit or New Summit to comply with any governmental or other consent or any registration, filing or other formality with which Old Summit or New Summit is unable to comply or compliance with which Old Summit or New Summit regards as unduly onerous, then Old Summit may, in its sole discretion, exercise its authority under its articles of association to appoint any person to execute as transferor an instrument of transfer transferring, prior to the Scheme Record Time, the Scheme Shares held by such holder to a nominee to hold such Scheme Shares on trust for that holder, on terms that the nominee shall sell the New Summit Shares, if any, that it receives pursuant to the Scheme in respect of such Scheme Shares as soon as practicable following the Scheme Effective Date.

2.4

Any sale under Clause 2.3 shall be carried out at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions incurred in connection with such sale, together with any value added tax thereon, including any tax or any foreign exchange conversion fees payable on the proceeds of sale) shall be paid to such Scheme Shareholder by sending a cheque in accordance with the provisions of Clause 3.

2.5

To give effect to any sale under Clause 2.3, the person appointed by Old Summit in accordance with Clause 2.3 shall be authorised as agent and/or attorney on behalf of the Scheme Shareholder concerned and shall be authorised to execute and deliver as transferor a form of transfer or other instrument or instruction of transfer and to give such instructions and to do all other things which he or she may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of Old Summit, New Summit nor their respective directors, officers, brokers, agents or the persons so appointed shall have any liability for any determination made pursuant to Clause 2 or for any loss or damage arising as a result of the timing or terms of any sale pursuant to Clause 2.3.

3.	Certificates and payment

3.1	As soon as practicable after the Scheme Effective Date, New Summit shall allot and issue all the New Summit Shares which it is required to allot and issue pursuant to Clause 2.1.

3.2

As soon as practicable and, in any event, no later than 14 days after the Effective Date, Computershare will mail a statement by first class mail to each Scheme Shareholder providing evidence of ownership of the New Summit Shares such Scheme Shareholder holds. Such Scheme Shareholders wishing to deposit their New Summit Shares electronically with DTC will need to contact their brokers to arrange for deposit of those shares following receipt of their statement providing evidence of ownership. Temporary documents of title will not be issued and transfer of New Summit Shares by such Scheme Shareholders will not be permitted until they receive their statement providing evidence of ownership and effect such transfer in accordance with the directions on such statement.

3.3

As soon as practicable following the sale of any relevant New Summit Shares pursuant to Clause 2.3, New Summit shall procure that the nominee or appointee, as the case may be, shall account for the cash payable by despatching to the persons respectively entitled thereto cheques by post.

3.4

All cheques required to be sent pursuant to Clause 3.3 shall be sent through the post in pre-paid envelopes addressed to the persons respectively entitled thereto at their respective addresses appearing in the register of members of Old Summit at the Scheme Record Time (or, in the case of joint holders, to the address of that one of the joint holders whose name stands first in the register in respect of the joint holding) or in accordance with any special instructions regarding communications received at the registered office of Old Summit prior to the Scheme Record Time.

3.5	None of Old Summit, New Summit, or any agent of them shall be responsible for any loss or delay in transmission of cheques or condition imposed by law.

3.6	The preceding sub-clauses of this Clause 3 shall take effect subject to any prohibition or condition imposed by law.

3.7

All cheques shall be made payable to the holder of the Scheme Shares concerned (except, in the case of joint holders, Old Summit reserves the right to make such cheques payable to that one of the joint holders whose name stands first in the register of members of Old Summit) and the encashment of any such cheque shall be a complete discharge of New Summit for the moneys represented thereby.

4.	Certificates representing Scheme Shares

With effect from and including the Scheme Effective Date:

4.1

all certificates representing the Scheme Shares shall cease to have effect as documents of title to the Scheme Shares comprised therein, and every holder thereof shall be bound at the request of Old Summit to deliver up such certificate(s) to Old Summit or as it may direct, or to destroy them;

4.2

in respect of those holders of Scheme Shares holding Scheme Shares in uncertificated form, Euroclear UK & Ireland Limited shall be instructed to cancel such holders’ entitlements to such Scheme Shares; and

4.3	Old Summit shall make appropriate entries in its register of members to reflect the cancellation of the Scheme Shares under Clause 1 and the issue of the New Ordinary Shares under Clause 1.

5.	Mandates

Each instruction in force at the Scheme Effective Date as to notices and other communications and other instructions from Old Summit shall, unless and until varied or revoked, be deemed from and including the Scheme Effective Date to be a valid and effective mandate or instruction to New Summit in relation to the corresponding New Summit Shares to be allotted and issued pursuant to the Scheme. However, the Old Summit ADS facility will not be replicated by New Summit.

6.	Scheme Effective Date

The Scheme shall become Effective as soon as a copy of the order of the Court sanctioning the Scheme under section 899 of the Companies Act and confirming the Old Summit Reduction of Capital under the Scheme pursuant to section 648 of the Companies Act, together with the Statement of Capital, have been duly delivered to the Registrar of Companies for registration.

7.	Modification

Old Summit and New Summit may jointly consent on behalf of all persons concerned to any modification of or addition to the Scheme or to any condition which the Court may think fit to approve or impose.

8.	Costs

Old Summit is authorised and permitted to pay all the costs and expenses relating to the negotiation, preparation and implementation of the Scheme.

9.	American Depositary Shares

9.1

In connection with the cancellation of the Scheme Shares and the issue of the New Ordinary Shares to New Summit, the ADS facility which is currently in place in the US in respect of the Old Summit Shares will be terminated. The Old Summit ADS facility will not be replicated by New Summit.

9.2

Upon the Scheme becoming Effective, the existing Old Summit Shares underlying each Old Summit ADS will be cancelled and New Summit Shares issued in exchange will be registered in the name of the Depositary. Persons registered as holding Old Summit ADSs at the effective date set by the Depositary will be entitled to receive one New Summit Share for every five underlying Old Summit Shares.

9.3

Holders of Old Summit ADSs at the effective date set by the Depositary will own the same proportion of shares of common stock of New Summit immediately after the Scheme Effective Date as they held in the ordinary share capital of Old Summit by virtue of their Old Summit ADSs immediately prior to the Scheme Effective Date.

9.4

The Depositary will send a notice to the registered holders of Old Summit ADSs that are evidenced by certificates (American Depositary Receipts) regarding the mechanics of surrendering their Old Summit ADSs for cancellation against issuance of New Summit Shares. Holders of certificated Old Summit ADSs will need to follow the instructions set out in that notice to exchange their Old Summit ADSs for cancellation and to receive the New Summit Shares. Registered holders of uncertificated Old Summit ADSs will have New Summit Shares registered in their names and their Old Summit ADSs will be cancelled. Those holders do not need to take any action.

9.5

To the extent Old Summit ADSs are held through a bank, broker or other securities intermediary holding Old Summit ADSs in DTC, the Depositary will arrange for DTC to surrender its entire position of Old Summit ADSs for cancellation and the Depositary will deliver New Summit Shares through the DTC settlement system, in each case with no action being required on the part of the persons holding Old Summit ADSs.

9.6	In accordance with the terms of the Deposit Agreement, holders of Old Summit ADSs will be charged a fee of US$0.05 for each Old Summit ADS (or a portion thereof) cancelled.

10.	Governing Law

10.1	This Scheme and any dispute or claim arising out of or in connection with it shall be governed by and construed in accordance with English law.

10.2	The courts of England shall have exclusive jurisdiction in relation to any dispute or claim arising out of or in connection with this Scheme.

Dated: 27 July 2020

PART 5

NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE	CR-2020-002941

BUSINESS AND PROPERTY COURTS OF ENGLAND AND WALES

COMPANIES COURT (ChD)

Insolvency and Companies Court Judge Barber

IN THE MATTER OF SUMMIT THERAPEUTICS PLC

and

IN THE MATTER OF THE COMPANIES ACT 2006

NOTICE IS HEREBY GIVEN that by an Order dated 24 July 2020 made in the above matters, the Court has given permission for Summit Therapeutics plc (the “Company”) to convene a meeting (the “Court Meeting”) of the holders of the Scheme Shares (as defined in the Scheme referred to below), for the purpose of considering and, if thought fit, approving (with or without modification) a Scheme of Arrangement pursuant to section 899 of the Companies Act 2006 proposed to be made between the Company and the holders of the Scheme Shares and that such meeting will be held on 19 August 2020 at 1.30 p.m. (London time). The Court Meeting will be held in accordance with the provisions of the Corporate Insolvency and Governance Act 2020.

A copy of the said Scheme of Arrangement and a copy of the explanatory statement required to be furnished pursuant to section 897 of the Companies Act 2006 are incorporated in the document of which this notice forms part.

At the Court Meeting, the following resolution will be proposed:

“That the Scheme between the Company and the Scheme Shareholders, a print of which has been produced to this meeting and for the purposes of identification signed by the chairman hereof, in its original form or as amended in accordance with its terms or with or subject to any modification, addition or condition approved or imposed by the Court and agreed by the Company and Summit Therapeutics Inc. be approved.”

Holders of Scheme Shares are not entitled to attend or otherwise participate in the Court Meeting but are entitled to vote at the Court Meeting by proxy. For these purposes, holders of Scheme Shares may appoint the Chairman of the Court Meeting as their proxy to attend and vote in their stead. A BLUE Form of Proxy for use at the Court Meeting is enclosed herewith.

In order to appoint the Chairman of the Court Meeting as proxy, the BLUE Form of Proxy (together with any power of attorney or other authority under which it is signed, or a notarially certified copy of such authority) must be lodged with the Company’s registrar, Link Asset Services, in accordance with the instructions printed thereon not later than 48 hours (excluding any part of the day that is not a Business Day) before the start of the meeting.

Registered holders of Old Summit ADSs as at the ADS Voting Record Time will be contacted by The Bank of New York Mellon as depositary for the Old Summit ADSs (the “Depositary”) with guidelines on how to provide voting instructions to the Depositary with respect to the Old Summit ADSs. In order to vote, holders of Old Summit ADSs are required to follow the voting instructions and to meet the deadlines provided by the Depositary. Persons that hold Old Summit ADSs in accounts with brokers or other securities intermediaries as at the ADS Voting Record Time should follow the instructions provided by their brokers or other securities intermediaries.

Entitlement to attend and vote at the Court Meeting, or any adjournment thereof, and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 1.30 p.m. on the day which is two days before the date of the Court Meeting or adjourned meeting (as the case may be) (excluding any part of the day that is not a Business Day). In each case, changes to the register of members of the Company after such time will be disregarded in determining the rights of any person to attend or vote at the meeting, or at any adjournment thereof.

Voting at the Court Meeting will be conducted on a poll rather than a show of hands. By the said Order, the Court has appointed Ventzislav Stefanov (a director of the Company) or, failing him, Murdo Guy (a senior employee of the Company or, failing them, any other director of the Company to act as Chairman of the Court Meeting and has directed the Chairman to report the result of the Court Meeting to the Court.

The said Scheme of Arrangement will be subject to the subsequent sanction of the

Court. Dated 27 July 2020

CMS Cameron McKenna

Nabarro Olswang LLP

Cannon Place 78

Cannon Street London

EC4N 6AF

Solicitors for Summit Therapeutics plc

Notes:

Special arrangements for the Court Meeting

In light of the ongoing COVID-19 pandemic and associated difficulties with the holding of physical shareholder meetings, as permitted by the Corporate Insolvency and Governance Act 2020, the Court Meeting will be held by telephone. The Company will be providing a listen-only conference call facility to enable Old Summit Shareholders to follow proceedings of the Court Meeting remotely. All Old Summit Shareholders are encouraged to use this facility and to follow proceedings of the Court Meeting in real time if they wish to do so. Any Old Summit Shareholder who wishes to listen to the Court Meeting by such means should contact the Company prior to the day of the Court Meeting via email at investors@summitplc.com (including their Investor Code) in order to request dial-in details. Old Summit Shareholders using the conference call facility will not be able to vote or ask questions using this service. Accordingly, if Old Summit Shareholders wish to have their vote counted at the Court Meeting, they must vote by submitting their BLUE Form of Proxy or appointing their proxy electronically (as the case may be) by the relevant time. The Court Meeting will end immediately after the formal business. You are therefore strongly urged to return your BLUE Form of Proxy or appoint your proxy electronically (as the case may be), appointing the chairman of the Court Meeting as your proxy by the relevant time. Unless the BLUE Form of Proxy is returned by the relevant time, it will be invalid and your vote will not be counted.

1.

A member of the Company entitled to attend and vote at this meeting is entitled to appoint one or more proxies to attend, speak and, on a poll, vote instead of him or her provided that if more than one proxy is appointed, each proxy is appointed to exercise rights attaching to different shares. In accordance with the special arrangements for the Court Meeting described above, you are only permitted to appoint the chairman of this meeting as your proxy.

2.

To appoint more than one proxy, please photocopy the BLUE Form of Proxy indicating on each copy the number of shares in respect of which the proxy is appointed and follow the instructions set out in the BLUE Form of Proxy.

3.

A BLUE Form of Proxy is enclosed with this notice. Instructions for use are shown on the form. To be valid, the completed BLUE Form of Proxy should be returned (together with any power of attorney or other authority under which it is signed, or a notarially certified copy of such authority) to the Company’s registrar, Link Asset Services, in accordance with the instructions printed thereon, not later than 48 hours before the start of the Court Meeting (excluding any part of the day that is not a Business Day).

4.

The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that entitlement to attend and vote at the meeting or any adjournment thereof, and the number of votes which may be cast thereat, will be determined by reference to the register of members of the Company at 1.30 p.m. on the date two days before the date of the meeting (excluding any part of the day that is not a Business Day) or any adjourned meeting (as the case may be). Changes to the register of members after 1.30 p.m. on 17 August 2020 or, if the meeting is adjourned, after 1.30 p.m. on the day prior to the day immediately before the day fixed for the adjourned meeting, will be disregarded in determining the rights of any person to attend or vote at the meeting. Voting on all resolutions will be by way of a poll. Each Scheme Shareholder present at this meeting (in person or by proxy) will be entitled to one vote for every Scheme Share registered in his or her name.

5.

As an alternative to completing the hard copy BLUE Form of Proxy, you can appoint a proxy electronically by visiting www.signalshares.com. You will be asked to enter your Investor Code shown on your share certificate and agree to certain terms and conditions. For an electronic proxy appointment to be valid, your appointment must be received by Link Asset Services not less than 48 hours before the time appointed for holding the Court Meeting or adjourned meeting(s) to which it relates (excluding any part of the day that is not a Business Day). CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic appointment service, may do so for the Court Meeting by utilising the procedures described in the “CREST Reference Manual” issued by Euroclear UK & Ireland Limited (the “CREST Manual”). CREST personal members or other CREST sponsored members and those CREST members who have appointed (a) voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

6.

In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer’s agent, Link Asset Services (ID: RA10) by the latest time for receipt of proxy appointments specified in these notes. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5) (a) of the Uncertificated Securities Regulations 2001.

7.

Except as provided above, members who wish to communicate with the Company in relation to the matters set out in this notice should do so in writing to Link Asset Services at The Registry, 34 Beckenham Road, Beckenham BR3 4TU, or by phone to Link Asset Services on 0371 664 0321. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the United Kingdom will be charged at the applicable international rate. The helpline is open between 9.00 a.m. – 5.30 p.m., Monday to Friday excluding public holidays in England and Wales. Please note that Link Asset Services cannot provide any financial, legal or tax advice and calls may be recorded and monitored for security and training purposes. No other methods of communication will be accepted. In particular you may not use any electronic address provided in the document of which this notice forms part or in any related documents (including the BLUE Form of Proxy for use at the Court Meeting and the WHITE Form of Proxy for use at the related General Meeting) for any purposes other than those expressly stated.

8.

As at 24 July 2020 (being the latest Business Day before publication of this notice), the Company’s issued share capital consisted of 336,159,511 ordinary shares of one pence each and carrying one vote each.

9.

In the case of joint holders of ordinary shares the vote of the senior who tenders a vote will be accepted to the exclusion of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding (the first named being the most senior).

10.

The statements of the rights of Scheme Shareholders in relation to the appointment of proxies in this notice do not apply to Nominated Persons. Those rights can only be exercised by Scheme Shareholders. If you are receiving this notice as such a Nominated Person, you are reminded that your main contact in terms of your investment remains as it was (the registered shareholder, or perhaps custodian or broker, who administers the investment on your behalf). Therefore, any changes or queries relating to your personal details and holding (including any administration of it) must continue to be directed to your existing contact at your investment manager or custodian. The Company cannot guarantee dealing with matters which are directed to it in error. The only exception to this is where the Company, in exercising one of its powers under the Companies Act 2006, writes to you directly for a response.

PART 6

NOTICE OF GENERAL MEETING

SUMMIT THERAPEUTICS PLC

(registered in England and Wales with No. 05197494)

NOTICE IS HEREBY GIVEN that a General Meeting of Summit Therapeutics plc (the “Company”) will be held on 19 August 2020 at 1.40 p.m. (or as soon as possible after the meeting of the holders of ordinary shares of one pence each in the capital of the Company convened by the High Court of Justice in England and Wales for the same place and date has been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolutions:

RESOLUTION 1

AS A SPECIAL RESOLUTION

THAT for the purpose of giving effect to the scheme of arrangement dated 27 July 2020 between the Company and the Scheme Shareholders (each as defined in the said scheme), a print of which has been produced to this meeting and for the purposes of identification signed by the chairman hereof, in its original form or as amended in accordance with its terms or with or subject to any modification, addition or condition approved or imposed by the Court and agreed by the Company and Summit Therapeutics Inc. (“New Summit”) (the “Scheme”):

1.	the directors of the Company be authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect;

2.	the share capital of the Company be reduced by cancelling and extinguishing all of the Scheme Shares (as defined in the Scheme);

3.	subject to and forthwith upon the reduction of share capital referred to in paragraph 2 above taking effect and notwithstanding anything to the contrary in the articles of association of the Company:

3.1

the reserve arising in the books of account of the Company as a result of the reduction of share capital referred to in paragraph 2 above shall be applied by the Company in paying up in full at par such number of new ordinary shares of one pence (£0.01) each in the capital of the Company (“New Ordinary Shares”) as shall be equal to the number of Scheme Shares cancelled pursuant to paragraph 2 above, which shall be allotted and issued, credited as fully paid, to New Summit and/or its nominee(s) in accordance with the terms of the Scheme;

3.2

conditional on the Scheme becoming effective in accordance with its terms, in addition to all existing authorities, for the purposes of section 551 of the Companies Act 2006 (and so that expressions used in this resolution shall bear the same meaning as in the said section 551), the directors of the Company be generally and unconditionally authorised to exercise all the powers of the Company to allot the New Ordinary Shares, provided that: (1) the maximum aggregate nominal amount of relevant securities that may be allotted under this authority shall be the aggregate nominal amount of the said New Ordinary Shares referred to in paragraph 3.1 above; (2) this authority shall expire (unless previously revoked, varied or renewed) on the fifth anniversary of this resolution; and (3) this authority shall be in addition and without prejudice to any other authority under section 551 of the Companies Act 2006 previously granted and in force on the date on which this resolution is passed; and

4.	with effect from the passing of this resolution, the articles of association of the Company be amended by the adoption and inclusion of the following new Article 165:

“165. Scheme of Arrangement

165.1

In this Article 165, the “Scheme” means the scheme of arrangement dated 27 July 2020 between the Company and the holders of its Scheme Shares (each as defined in the Scheme) under section 899 of the Companies Act 2006 in its original form or with or subject to any modification, addition or condition approved or imposed by the Court and/or agreed by the Company and (save as defined in this Article) expressions defined in the Scheme shall have the same meanings in this Article.

165.2

Notwithstanding any other provision of these Articles, if the Company issues any shares (other than to Summit Therapeutics Inc. (“New Summit”) or its nominee(s)) after the adoption of this Article and before the Scheme Record Time (as defined in the Scheme), such shares shall be issued subject to the terms of the Scheme and shall be Scheme Shares for the purposes thereof and the new member, and any subsequent holder of such shares (other than New Summit and/or its nominee or nominees), shall be bound by the Scheme accordingly.

165.3

Subject to the Scheme becoming Effective, if any shares are issued to any person (a “New Member”) (other than under the Scheme or to New Summit or its nominee(s)) on or after the Scheme Record Time (the “Transfer Shares”), they shall be immediately transferred to New Summit (or as it may direct) in consideration for the issue of one share of common stock in the capital of New Summit for every five Transfer Shares, credited as fuly paid.

165.4

On any reorganisation of, or material alteration to, the share capital of the Company (including, without limitation, any subdivision and/or consolidation) after the Scheme has become Effective, the number of shares in the capital of New Summit to be issued pursuant to Article 165.3 above shall be adjusted by the Board in such manner as the Auditors may determine to be appropriate to reflect such reorganisation or alteration. References in this Article to shares shall, folowing such adjustment, be construed accordingly.

165.5

To give effect to any transfer required by Article 165.3 above, the Company may appoint any person as agent and/or attorney for the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) to transfer the Transfer Shares to New Summit or its nominee(s) and do all such other things and execute and deliver all such documents as may in the opinion of the agent and/or attorney be necessary or desirable to vest the Transfer Shares in New Summit or its nominee(s) and pending such vesting to exercise all such rights attaching to the Transfer Shares as New Summit may direct. If an agent and/or attorney is so appointed, the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) shal not thereafter (except to the extent that the agent and/or attorney fails to act in accordance with the directions of New Summit) be entitled to exercise any rights attaching to the Transfer Shares unless so agreed by New Summit. The agent and/or attorney shall be empowered to execute and deliver as transferor a form of transfer or instructions of transfer on behalf of the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) in favour of New Summit or its nominee(s) and may register New Summit or its nominee(s) as holder thereof and issue to it certificates for the same. The Company shall not be obliged to issue a certificate to the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) for the Transfer Shares.

165.6

In connection with the Scheme, if, in respect of any holder of Scheme Shares with a registered address outside the United Kingdom or who the Company reasonably believes is a citizen, resident or national of a jurisdiction outside the United Kingdom, the Company is advised that the allotment and/or issue of the New Summit Shares pursuant to the Scheme would or might infringe the laws of any jurisdiction outside the United Kingdom or would or might require the Company or New Summit to observe any governmental or other consent or any registration, filing or other formality with which the Company or New Summit cannot comply or compliance with which the Company or New Summit considers unduly onerous, the Company may (unless such shareholder satisfies the Company that no such infringement or requirement would apply), in its sole discretion, appoint any person to execute as transferor an instrument of transfer transferring, prior to the Scheme Record Time, the Scheme Shares held by such holder to a nominee to hold such Scheme Shares on trust for that holder, on terms that the nominee shall sell the New Summit Shares that it receives pursuant to the Scheme in respect of such Scheme Shares as soon as practicable following the Scheme Effective Date (as defined in the Scheme) provided always that any such sale shall be at the best price which can reasonably be obtained at the time of sale and that the proceeds of such sale (net of the expenses of sale including commissions and value added tax) shall be paid to such shareholder by delivering a cheque to such shareholder in accordance with the provisions of Clause 3 of the Scheme.

165.7

Fractional entitlements of New Summit Shares shall not be issued and to the extent Old Summit Shareholders are entitled to fractional New Summit Shares, those fractional entitlements will be aggregated and sold in the market and the net proceeds of sale distributed pro rata to the Old Summit Shareholders entitled to them. Such payment will be made by way of cheque in pounds sterling, the applicable proceeds having been converted from US dollars at a prevailing exchange rate.

165.8

The instrument of transfer executed by an appointee of the Company pursuant to Articles 165.6 and 165.7 above shall be as effective as if it had been executed by the registered holder of or person entitled by transmission to the Scheme Shares to which such instrument relates and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto.

165.9

To give effect to any sale of New Summit Shares following the Scheme Effective Date pursuant to Articles 165.6 and 165.7 above, the nominee referred to in such Article shal be authorised as agent and/or attorney on behalf of the holder concerned to execute and deliver as transferor an instrument or instruction of transfer and to give such instructions and do al other things which he may consider necessary or expedient in connection with the sale.

165.10

In the absence of bad faith or wilful default, neither the Company nor New Summit (nor any of their respective directors or officers), nor any nominee or person appointed by the Company pursuant to Articles 165.6 and 165.7 above shall be responsible for any loss or damage to any person arising from any transaction pursuant to Articles 165.6 and 165.7 above or for any alleged insufficiencies of the terms or the timing of such sale.

165.11

In the case of Scheme Shares held in uncertificated form through CREST, the provisions of Articles 165.6 and 165.7 above are subject to any restrictions applicable under the Uncertificated Securities Regulations 2001.

165.12

Notwithstanding any other provision of these Articles, neither the Company nor the Board shal register the transfer of any Scheme Shares effected between the Scheme Record Time and the Scheme Effective Date.”

RESOLUTION 2

AS AN ORDINARY RESOLUTION

THAT the Summit Therapeutics Inc. 2020 Stock Incentive Plan, a copy of the rules for which is now produced to this meeting and initialled by the Chairman for the purposes of identification, be and is hereby approved.

RESOLUTION 3

AS AN ORDINARY RESOLUTION

THAT the Summit Therapeutics Inc. 2020 Employee Stock Purchase Plan, a copy of the rules for which is now produced to this meeting and initialled by the Chairman for the purposes of identification, be and is hereby approved.

Notes:

Special arrangements for the General Meeting

In light of the ongoing COVID-19 pandemic and associated difficulties with the holding of physical shareholder meetings, as permitted by the Corporate Insolvency and Governance Act 2020, the General Meeting will be held by telephone. The Company will be providing a listen-only conference call facility to enable Old Summit Shareholders to follow proceedings of the General Meeting remotely. All Old Summit Shareholders are encouraged to use this facility and to follow proceedings of the General Meeting in real time if they wish to do so. Any Old Summit Shareholder who wishes to listen to the General Meeting by such means should contact the Company prior to the day of the General Meeting via email at investors@summitplc.com (including their Investor Code) in order to request dial-in details. Old Summit Shareholders using the conference call facility will not be able to vote or ask questions using this service. Accordingly, if Old Summit Shareholders wish to have their vote counted at the General Meeting, they must vote by submitting their WHITE Form of Proxy or appointing their proxy electronically (as the case may be) by the relevant time. The General Meeting will end immediately after the formal business. You are therefore strongly urged to return your WHITE Form of Proxy or appoint your proxy electronically (as the case may be), appointing the chairman of the General Meeting as your proxy by the relevant time. Unless the WHITE Form of Proxy is returned by the relevant time, it will be invalid and your vote will not be counted.

1.

A member of the Company entitled to attend and vote at this meeting is entitled to appoint one or more proxies to attend, speak and, on a poll, vote instead of him or her provided that if more than one proxy is appointed, each proxy is appointed to exercise rights attaching to different shares. In accordance with the special arrangements for the General Meeting described above, you are only permitted to appoint the chairman of this meeting as your proxy.

2.

To appoint more than one proxy, please photocopy the WHITE Form of Proxy indicating on each copy the number of shares in respect of which the proxy is appointed and follow the instructions set out in the WHITE Form of Proxy.

3.

The “Vote Withheld” option is provided to enable you to abstain on the specified resolution. However, it should be noted that a “Vote Withheld” is not a vote in law and will not be counted in the calculation of the proportion of votes “For” and “Against” the specified resolution.

4.	A WHITE Form of Proxy is enclosed with this notice. Instructions for use are shown on the form.

5.

To be valid, the WHITE Form of Proxy, together with any power of attorney or other authority under which it is signed, or a duly certified copy thereof, must be received at the offices of Link Asset Services at PXS1, 34 Beckenham Road, Beckenham, BR3 4TU, not later than 48 hours before the time of the meeting or, as the case may be, the adjourned meeting (excluding any part of the day that is not a Business Day).

6.

The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that entitlement to attend and vote at the meeting or any adjournment thereof, and the number of votes which may be cast thereat, will be determined by reference to the register of members of the Company at 1.30 p.m. on the date two days before the date of the meeting (excluding any part of the day that is not a Business Day) or any adjourned meeting (as the case may be). Changes to the register of members after 1.30 p.m. on 17 August 2020 or, if the meeting is adjourned, after 1.30 p.m. on the day prior to the day immediately before the day fixed for the adjourned meeting, will be disregarded in determining the rights of any person to attend or vote at the meeting. Voting on all resolutions will be by way of a poll.

7.

As an alternative to completing the hard copy WHITE Form of Proxy, you can appoint a proxy electronically by visiting www.signalshares.com. You will be asked to enter your Investor Code shown on your share certificate and agree to certain terms and conditions. For an electronic proxy appointment to be valid, your appointment must be received by Link Asset Services not less than 48 hours before the time appointed for holding the General Meeting or adjourned meeting(s) to which it relates (excluding any part of the day that is not a Business Day). CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic appointment service, may do so for the General Meeting by utilising the procedures described in the “CREST Reference Manual” issued by Euroclear UK & Ireland Limited (the “CREST Manual”). CREST personal members or other CREST sponsored members and those CREST members who have appointed (a) voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

8.

In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer’s agent, Link Asset Services (ID: RA10) by the latest time for receipt of proxy appointments specified in these notes. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5) (a) of the Uncertificated Securities Regulations 2001.

9.

Registered holders of Old Summit ADSs as at the ADS Voting Record Time will be contacted by The Bank of New York Mellon as depositary for the Old Summit ADSs (the “Depositary”) with guidelines on how to provide voting instructions to the Depositary with respect to the Old Summit ADSs. In order to vote, holders of Old Summit ADSs are required to follow the voting instructions and to meet the deadlines provided by the Depositary. Persons that hold Old Summit ADSs in accounts with brokers or other securities intermediaries as at the ADS Voting Record Time should follow the instructions provided by their brokers or other securities intermediaries.

10.

Except as provided above, members who wish to communicate with the Company in relation to the matters set out in this notice should do so in writing to Link Asset Services at The Registry, 34 Beckenham Road, Beckenham, BR3 4TU, or by phone to Link Asset Services on 0371 664 0321. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the United Kingdom will be charged at the applicable international rate. The helpline is open between 9.00 a.m. – 5.30 p.m., Monday to Friday excluding public holidays in England and Wales. Please note that Link Asset Services cannot provide any financial, legal or tax advice and calls may be recorded and monitored for security and training purposes. No other methods of communication will be accepted. In particular you may not use any electronic address provided in the document of which this notice forms part or in any related documents (including the WHITE Form of Proxy for use at the General Meeting and the BLUE Form of Proxy for use at the related Court Meeting) for any purposes other than those expressly stated.

11.

In the case of joint holders of ordinary shares the vote of the senior who tenders a vote will be accepted to the exclusion of theother joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding (the first named being the most senior).

12.

As at 24 July 2020 (being the latest Business Day before publication of this notice), the Company’s issued share capital consisted of 336,159,511 ordinary shares of one pence each and carrying one vote each.

13.

The statements of the rights of Old Summit Shareholders in relation to the appointment of proxies in this notice do not apply to Nominated Persons. Those rights can only be exercised by Old Summit Shareholders. If you are receiving this notice as such a Nominated Person, you are reminded that your main contact in terms of your investment remains as it was (the registered shareholder, or perhaps custodian or broker, who administers the investment on your behalf). Therefore, any changes or queries relating to your personal details and holding (including any administration of it) must continue to be directed to your existing contact at your investment manager or custodian. The Company cannot guarantee dealing with matters which are directed to it in error. The only exception to this is where the Company, in exercising one of its powers under the Companies Act 2006 writes to you directly for a response.

14.	A copy of this notice can be found at www.summitplc.com.

PART 7

DEFINITIONS

The following definitions apply throughout this document (except in Part 5 and Part 6 which contains separate definitions) unless the context requires otherwise:

“ADS”	an American depositary share

“ADS Voting Record Time”	20 July 2020

“Board” or “Old Summit Directors”	the directors of Old Summit, from time to time, whose names are set out on page 6 of this document, including a duly constituted committee thereof

“Business Day”	any day (other than a Saturday, Sunday or public holiday) on which banks are open for general banking business in the City of London

“Companies Act”	the UK Companies Act 2006

“Computershare”	Computershare Trust Company, N.A.

“Court” or “High Court”	the High Court of Justice of England and Wales

“Court Hearing”	the hearing of the claim form to sanction the Scheme and confirm the Old Summit Reduction of Capital

“Court Meeting”	the meeting of Old Summit Shareholders convened for 1.30 p.m. on 19 August 2020 by order of the Court pursuant to sections 895 to 899 of the Companies Act, notice of which is set out in Part 5 of this document and any adjournment of that meeting

“Court Order”	the order or orders of the Court sanctioning the Scheme under section 899 of the Companies Act and confirming the Old Summit Reduction of Capital under section 648 of the Companies Act

“CREST”	the electronic transfer and settlement system for the paperless settlement of trades in listed securities operated by Euroclear UK & Ireland Limited

“Depositary”	The Bank of New York Mellon, as depositary of the Old Summit ADSs

“Deposit Agreement”	the agreement dated 4 March 2015 between Old Summit, the Depositary and Old Summit ADS holders, containing the terms applicable to the Old Summit ADSs

“DTC”	The Depository Trust Company

“Effective”	the Scheme having become effective in accordance with its terms

“Form(s) of Proxy”	either or both of the BLUE form of proxy for use at the Court Meeting and the WHITE form of proxy for use at the General Meeting, which accompany this document, as the context requires

“General Meeting”	the general meeting of Old Summit convened for 1.40 p.m. on 19 August 2020, notice of which is set out in Part 6 of this document and any adjournment of that meeting

“Latest Practicable Date”	24 July 2020

“Link Asset Services”	a trading name for Link Registrars Limited, being Old Summit’s registrars

“Meetings”	the Court Meeting and/or the General Meeting as the case may be

“New Ordinary Shares”	the new ordinary shares in Old Summit of one pence each to be issued to New Summit pursuant to the Scheme

“New Summit”	Summit Therapeutics Inc., a Delaware corporation

“New Summit Bylaws”	the bylaws of New Summit immediately following the Scheme becoming Effective

“New Summit Certificate of Incorporation”	the certificate of incorporation of New Summit immediately following the Scheme becoming Effective

“New Summit Initial Shares”	the 100 New Summit Shares issued by New Summit prior to the Scheme Effective Date

“New Summit Shares”	shares of common stock, par value US$0.01 per share, of New Summit

“New Summit Shareholder”	a holder for the time being of New Summit Shares

“New Summit Share Plans”	the 2020 Stock Incentive Plan and the 2020 Employee Stock Purchase Plan

“New Summit Share Plans Resolutions”	the ordinary resolutions which are set out in Part 6 of this document, to be proposed to be passed at the General Meeting seeking approval of the New Summit Share Plans by the Old Summit Shareholders in an effort to ensure that the New Summit Share Plans satisfy the requirements of the listing rules of the Nasdaq Global Market, without the cost and delay that a separate meeting of New Summit’s stockholders following the Scheme Effective Date would incur

“Old Summit” or “Company”	Summit Therapeutics plc, a public limited company incorporated in England and Wales with registered number 05197494

“Old Summit ADS”	an ADS representing five Old Summit Shares

“Old Summit Articles”	the articles of association of Old Summit at the date of this document

“Old Summit Reduction of Capital”	the reduction of capital of Old Summit through the cancellation of the Scheme Shares pursuant to sections 641 to 653 of the Companies Act

“Old Summit Shareholder”	a holder for the time being of Old Summit Shares

“Old Summit Share Plans”	the Summit Therapeutics plc 2016 Long Term Incentive Plan, the VASTox plc 2005 EMI Scheme Rules and other arrangements under which incentives in relation to Old Summit Shares have been agreed with directors and/or consultants to Old Summit or the Summit Group before the Scheme Effective Date

“Old Summit Shares”	the ordinary shares of one pence each in the share capital of Old Summit

“Old Summit Warrants”	outstanding warrants to subscribe for Old Summit Shares

“Overseas Shareholders”	Old Summit Shareholders resident in, or citizens of, jurisdictions outside the United Kingdom

“Proposals”	the proposals relating to the implementation of the Scheme

“Registrar of Companies”	the Registrar of Companies in England and Wales

“Resolutions”	the Special Resolution and the New Summit Share Plans Resolutions

“Scheme”	the proposed scheme of arrangement of Old Summit pursuant to sections 895 to 899 of the Companies Act set out in Part 4 of this document in its present form or with or subject to any modification, addition or condition approved or imposed by the Court

“Scheme Effective Date”	the date on which the Scheme becomes Effective, expected to be 18 September 2020

“Scheme Record Time”	close of business on the Business Day immediately preceding the date of the Court Hearing

“Scheme Shareholder”	a holder of Scheme Shares

“Scheme Shares”	(a) the Old Summit Shares in issue at the date of the Scheme;

(b) any Old Summit Shares issued after the date of the Scheme and before the Voting Record Time; and

(c)   any Old Summit Shares issued at or after the Voting Record Time and prior to the Scheme Record Time, on terms that the holder shall be bound by the Scheme or, in the case of any holders of any such shares issued prior to the amendments to the Old Summit Articles to be adopted at the General Meeting, in respect of which the holder shall have agreed in writing to be bound by the Scheme, and in each case (where the context requires) remaining in issue at the Scheme Record Time and in each case excluding any Old Summit Shares held by New Summit

“SEC”	the US Securities and Exchange Commission

“Special Resolution”	the special resolution which is set out in Part 6 of this document, to be proposed to be passed at the General Meeting in connection with, inter alia, the implementation of the Scheme, the Old Summit Reduction of Capital and certain amendments to be made to the Old Summit Articles

“Statement of Capital”	the statement of capital approved by the Court showing the information required by section 649 of the Companies Act with respect to Old Summit’s share capital as altered by the Old Summit Reduction of Capital

“subsidiary undertaking”	as defined in section 1162 of the Companies Act

“Summit Group”	Old Summit and its subsidiary undertakings, or following the Scheme becoming Effective, New Summit and its subsidiary undertakings, as the context may require

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland

“US” or “United States”	the United States of America its territories and possessions, any state of the United States of America and the District of Columbia and all other areas subject to its jurisdiction

“US$”	United States dollars

“US Exchange Act”	the United States Securities Exchange Act 1934, as amended

“US Securities Act”	the United States Securities Act of 1933, as amended

“US Shareholders”	Old Summit Shareholders with registered addresses in the United States

“Voting Record Time”	1.30 p.m. on 17 August 2020 or, if the Court Meeting is adjourned, 1.30 p.m. on the day which is two days before such adjourned meeting (excluding any part of the day that is not a Business Day)